# ANALOG DEVICES

## Annual Report 2005

06025303

AR/S


ANALOG
DEVICES

AR/S
P.E. ANALOG Devices Inc
10-29-05

PROCESSED
MAR 09 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 15 2006
WASH. D.C. 192 SECTION

INNOVATION • PERFORMANCE • EXCELLENCE
40 years
ADI 1965 2005

# :rformance, and Excellence

## 1985

Two key manufacturing processes were first put into production: CB, the world's first complementary bipolar process; and BiMOS II, ADI's first linear Bipolar/CMOS process.



S



: creating a division to focus
gnal processing (DSP) market,
the *ADSP-2101*, its first
DSP. Today, ADI is working to
d franchise of DSP customers
the diversity of customers and
rved by the company's analog



ANALOG
DEVICES
DA-R46
AD1856
AD1860


## 1988

ADI entered the consumer market with the introduction of two digital audio digital-to-analog converters. In the mid-1990s, ADI would undergo a major strategy transition, officially expanding into the fast-growing communications and computer markets from its traditional base of defense and industrial applications.

## 1991

ADI introduced its first MEMS device – a microscopic machine that combined moving parts and solid state circuits used for sensing motion. To date, ADI has shipped over 200 million MEMS devices, mostly accelerometers used in automotive airbag safety systems. Many other applications for MEMS products, such electronic stability control systems for cars, are also being developed.



1990s



150
Breaking a billion


## 1996

ADI's sales topped $1 billion.



## 1998

ADI engineers reached an important milestone, with the company holding approximately 500 active patents. Today, ADI holds over 1,000 active patents.

## 2000

Sales grew 75% to over $2.5 billion and profits tripled from the previous year.



## 2003

ADI established a design center in Shanghai, China and later established Shanghai as its Greater China headquarters. ADI has served the Asian market since its first sales subsidiary was established in Japan in 1970 and today 52% of the company's sales come from Asia.



2000s



INNOVATION • PERFORMANCE • EXCELLENCE
40 years
ADI 1965 2005


## 2005

Forty years of innovation, performance, and excellence have resulted in cumulative sales of $26 billion and average net income as a percentage of sales of 13%.

# 40 Years of Innovation, P

## 1965
Founded in Cambridge, Massachusetts, ADI would grow steadily and profitably over the next four decades, becoming a Fortune 1000 company with 60,000 customers, over 10,000 products, and nearly 9,000 employees.



## 1970
ADI began the transition from modules to integrated circuits (IC). In 1971, ADI produced its first amplifier in IC form, laying the groundwork for the company's current dominance of the amplifier market. Today, amplifiers are a critical component in signal processing and are ubiquitous throughout electronic equipment.


AD550
AD852J

## 1980
The AD574, the first single-chip, complete 12-bit A/D IC converter including microprocessor interface, was introduced. Today, 25 years after its introduction, the AD574 is still sold into industrial applications, and remains one of ADI's most profitable products.



1960s

1970s

1980



## 1969
Through a key acquisition, ADI gained a foothold in the important converter market. Today, the devices that convert analog signals to digital data and digital data to analog signals are a $1 billion business for ADI and the company commands over 40% converter market share.


A/D
D/A

## 1972
ADI literally wrote the book on data conversion. The company's first technical handbook, *The Analog to Digital Conversion Handbook*, was first published in 1972 and became the industry's definitive text for this technology. It has been updated and republished regularly for more than 30 years.


Analog Devices Opens Irish Plant

## 1977
ADI opened its first manufacturing plant outside the United States in Limerick, Ireland. This site was not only the first semiconductor wafer fab in Ireland, but also was the first to integrate product design, process development, and marketing.



## 1986
Four years aft
on the digital s
ADI introduce
programmable
develop a broa
that replicates
applications s
franchise.

**Analog Devices, Inc.** (NYSE: ADI) defines innovation and excellence in signal processing. ADI's analog, mixed-signal, and digital signal processing (DSP) integrated circuits (IC) play a fundamental role in converting, conditioning, and processing real-world phenomena such as light, sound, temperature, motion, and pressure into electrical signals to be used in a wide array of electronic equipment.

## The Market Trends and ADI's Core Competencies Are Converging

As the digital revolution continues, moving to higher speeds and multimedia and changing the way we communicate, play, work, and travel, the technology created by ADI is ever more in demand. Increasingly, ADI is the company behind the most sought after features in virtually every type of electronic equipment. In today's automobiles, digital still cameras, LCD and plasma televisions, cellular handsets, medical imaging devices, and factory automation equipment, ADI's ICs enable continuous connections, more vibrant pictures, clearer sound, and increased portability. ADI's core analog and DSP technology is quite literally everywhere.

## ADI's Unique Value to Customers

Dedication to our customers has become synonymous with the name Analog Devices. At ADI, we believe that our people are not only our greatest asset, but also a great asset for our customers. Our employees relish the opportunity to delve into and solve challenging technical problems, and our customers rely on ADI's exceptional engineering talent as they design and produce their own products. ADI's engineers continually push the technological edge, adding to and supporting our diverse product portfolio to meet our customers' broad spectrum of high-performance signal processing needs. We also innovate to reduce our customers' overall system costs.

We define innovation as a solution that helps make our customers' products successful. We commit a significant percent of our profits to engineering and customer service, to foster the development of signal processing technology our customers can use to design products that stand out against competitors', with features that enhance the user experience. The value customers place on our signal processing innovations is represented in the high profits ADI earns. These profits are reinvested into engineering and customer service, allowing the cycle of innovation to continue.

## A Distinctive History

Over four decades, our employees, with their insight, tenacity, and competitive spirit, have built one of the premier technology companies in the world. Fiscal year 2005 revenues of $2.4 billion increased our cumulative sales total to $26 billion dollars, and we continue to produce profit margins that are amongst the highest in the industry, averaging 13% net income as a percent of sales since our founding in 1965. Very few companies can generate such results in any single year and even fewer can claim such outstanding results over the entire lifespan of the company.

## A Bright Future

As ADI enters its fifth decade, we are confident that the best years for our company lie before us. We will continue to build upon ADI's traditions of innovation, performance, and excellence to forge ahead and to conquer new technological frontiers. We invite each of you, whether you are a shareholder, a customer or one of our talented employees, to join us on our exciting journey.

**Cumulative Sales and Net Income From 1965 to 2005**
**Since our founding in 1965, cumulative sales totaled $26 billion dollars, and net income averaged 13% of sales. We continue to produce profit margins that are amongst the highest in the industry, generating 17.4% net income as a percent of sales in fiscal 2005.**


$100,000 M
$10,000 M
$1,000 M
$100 M
$10 M
$1 M
$0 M
1965
1970
1975
1980
1985
1990
1995
2000
2005
Sales $26B
Net Income $3.5B

Dear Shareholders:

As we reflect on our company's performance in fiscal 2005, we are once again reminded of the importance of two factors in ADI's success: our high level of innovation and our strong business model. Our fiscal 2005 revenue totaled $2.4 billion, which was somewhat lower than the record revenue of $2.6 billion we achieved the previous year. Still, due to the high value placed on ADI's innovative technology by our customers, our company's profitability remained high and we earned nearly 58% gross margins on these sales. Through diligent control of spending, we achieved operating profits before taxes of $516 million, or approximately 22% of sales. Net income totaled $415 million, or approximately 17% of sales.

**ADI Revenue Growth and Cash Flow**

| | FY 2003 | FY 2004 | FY 2005 | 3-Year Average |
|---|---|---|---|---|
| Revenue Growth | 20% | 29% | -9% | 13% |
| Cash from Operations | $433M | $778M | $673M | |
| Cash from Operations as a % of Sales | 21% | 30% | 28% | 27% |
| Capital Expenditures | ($68M) | ($146M) | ($85M) | |
| Dividends Paid | – | ($75M) | ($119M) | |
| Stock Repurchases | – | ($137M) | ($525M) | |

Likewise, the strength of our business model was illustrated in our cash flow performance. Our company generated $673 million of cash from operations, which was 28% of sales. After spending $85 million on capital expenditures, our free cash flow for fiscal 2005 totaled $588 million, or 25% of sales. Confident in the long-term strength of our business, we paid shareholders a total of $119 million in dividends, an increase of 59% over the previous year. We also repurchased 14.6 million shares of our common stock, approximately 4% of outstanding shares, for $525 million, nearly four times the amount we spent on repurchases in fiscal 2004. We ended fiscal 2005 with approximately $2.7 billion in cash and short-term investments.

Our customer base continues to be diversified across a wide range of applications for high-performance signal processing. From factories to hospitals, homes, and automobiles, Analog Devices is everywhere.

**ADI Revenue By End Market**
FY2005


Consumer 15%
Automotive 8%
Industrial Instrumentation 19%
Wireless Handsets 13%
Defense 5%
Medical 4%
Wireless Base Stations 10%
ATE 3%
Networking 5%
Other Communications 3%
Computer 15%

Since 2003, consumer electronics customers have represented our fastest growing end market. The consumer appetite for digital photography, digital video, flat-panel televisions, and home theatre is illustrated by ADI's consumer end market sales, which had a compounded annual growth rate of 21% between fiscal 2003 and fiscal 2005. Our signal processing technology continues to enable unique sight, sound, and imaging features in a wide array of new consumer products. In fiscal 2005, consumer customers represented approximately15% of sales.

**ADI Consumer Applications**
Compounded Annual Growth Rate FY2003 through FY2005



$400
$300
$200
$100
$0
Revenue ($M)
21% CAGR
FY2003
FY2004
FY2005


Revenue from our broad base of industrial customers, representing factory automation, medical instrumentation, defense and security systems, as well as automotive electronics, has also performed well over the past several years, growing at a compounded annual rate of 13% since fiscal 2003. The industrial end market, which comprises thousands of ADI products sold to tens of thousands of customers worldwide, is an important barometer of the strength of our core technology position. Strong growth, coupled with high market share in key product areas and clear trends that many industrial customers are using more and more signal processing technology, indicate ADI's core technology is solidly positioned. In fiscal 2005, industrial customers represented approximately 39% of sales.

In fiscal 2005, we saw a reversal in the growth trends exhibited by customers in the computer end market compared to previous years. With the slowing unit growth of the desktop market, we continue to expand our product offering for laptops and handheld computers. The computer end market, which includes enterprise, storage, and gaming, will continue to rely on high-performance analog technology to manage power usage, monitor temperature, play and record sound, and sense motion. Computer applications and power management devices, which account for a high percentage of sales in this end market, represent additional revenue growth potential for ADI going forward. In fiscal 2005, customers in the computer end market represented approximately 15% of sales.

We believe that trends in the communications end markets, which totaled 31% of sales in fiscal 2005, are best understood by dissecting the primary technology platforms and analyzing infrastructure equipment apart from subscriber equipment.

Revenue from customers producing base stations, which provide the infrastructure for wireless networks, has grown at a compounded annual growth rate of 20% per year since fiscal 2003 and represented approximately 10% of sales in fiscal 2005. Virtually every base station manufacturer in the world relies on leading-edge signal processing and control products from ADI, which means that virtually every cellular telephone call made anywhere in the world passes through an ADI chip.

Revenue from customers producing cellular telephones, which accounted for approximately 13% of sales in fiscal 2005, declined in fiscal 2005 after growing 39% in the prior year, primarily as a result of high volatility in the Asian market. As cellular telephones transition from voice-centric devices with simple displays to portable media devices, the high-performance signal processing challenge intensifies, creating new opportunities for innovative analog and digital signal processing (DSP) technology.

Improving conditions across broadband networking customers have been gradual since the rapid deployments witnessed in 2000 and as a result, relatively modest growth in fiscal years 2003 and 2004 was offset by declines in fiscal 2005. Optical equipment, while today a relatively small percentage of our sales, has been growing at very high rates, more than doubling since fiscal 2003. Increasing analog and DSP content in enterprise equipment has fueled some growth as well, while residential broadband infrastructure and subscriber equipment revenue has declined, hampered by slow unit growth and commoditization.

These end market trends illustrate the fact that analog is, quite literally, everywhere. The world we live in is a place filled with analog signals. And as digital technology moves to higher speeds and multimedia, more and more applications will need to leverage high-performance converter, amplifier, DSP, micro-electromechanical systems (MEMS) and power management devices to interface with the analog world. The core technology platforms that form the basis of these devices have been ADI's sole area of focus for decades.

**ADI Revenue By Product**
FY2005



Converters 43%
Amplifiers 19%
DSP 19%
Other Analog 19%


Converter products, ADI's largest product category with sales of more than $1B, represented 43% of sales in fiscal 2005. Over the last three years the compounded annual growth of converter sales has been 17% per year. ADI remains the market share leader by a wide margin and it is our top priority to continue growing our converter sales. We are aggressively engineering customer solutions along every dimension of performance: speed, accuracy, power efficiency, value, and system performance.

Amplifier products also continue to represent a significant portion of our revenue. At nearly half a billion dollars in sales, amplifiers continue to emerge not only as a growing product category in and of themselves, but also as an enabling technology embedded in signal processing solutions we design for consumer, communications, and industrial applications.

In 2005, we continued to expand our technology portfolio into key analog areas such as high-speed clocks, which are found alongside most data converters, and phase-locked loops used in base stations and wireless industrial environments. We continue to innovate in radio frequency devices, as well as power management, temperature monitoring and MEMS motion sensors. In total, revenue from analog products climbed to 81% of sales in fiscal 2005.

The remaining 19% of sales was derived from DSP products. In 2005, we made good progress against our strategy to develop a broad franchise of DSP customers that replicates the diversity and fragmentation which we have built in our analog franchise. General-purpose DSP revenue climbed to 35% of our DSP revenue in fiscal 2005. The end market profile of our Blackfin® DSP design wins now spans a wide range of industrial instrumentation, robotics, test and measurement, imaging, defense, and communications applications.

This year, many customers released their products in the market. These included: a portable video player that relies on the Blackfin to play 8 hours of high-quality video on a single battery charge; a wireless music system where a single Blackfin runs numerous audio formats as well as the communications protocols that enable a wireless connection; a professional camera with a dual core Blackfin that does color interpolation, auto exposure, white balancing, and gamma correction on 10 mega pixel images; a fingerprint recognition-based security system; and an automobile that uses Blackfin processors to run complex radar algorithms that help identify objects in the driver's blind spot. These are just a few examples of the many diverse Blackfin design wins that we expect will be introduced throughout the coming years.

For ADI, one of our primary objectives in 2006 will be to continue the focus on products and end markets where our technology is unique and where we can earn high and sustainable returns because of this uniqueness. We took steps toward that objective in late 2005. We reorganized several business units to provide greater focus on our most promising programs. We also decided to consolidate our wafer fabrication operations at our two largest facilities in Massachusetts and Limerick. When completed at the end of fiscal 2006, the consolidation is estimated to result in savings of approximately $44 million per year and will make future expansion of our manufacturing infrastructure more cost effective.

In 2006, we will continue to pursue opportunities to better focus our investments as we continue to innovate within the realm of signal processing. The need to control and monitor temperature, pressure, motion, video, audio, and images provides ADI with the opportunity to outgrow the overall semiconductor industry and produce above average returns for our shareholders. We believe our company can be even more successful in the future than we have been in the past.

We are enormously proud of all that has been accomplished over ADI's 40-year history. And no discussion of our past, present, or future would be complete without recognizing the dedication, ingenuity, and energy of the people of Analog Devices. Our people innovate. Our people deliver. Our people satisfy customers. We have always asked much of our people, sharing in the rewards and the burdens. Despite the many challenges and the volatility since 2000, our people resoundingly agree that providing value to our customers and trust and respect for co-workers are what they like most about being a part of Analog Devices. These sentiments, coming from the most talented people in the signal processing industry, will be the fuel for our very bright future.

Sincerely,

Jerald G Fishman

President and Chief Executive Officer

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Form 10-K

**(Mark One)**

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended October 29, 2005**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file no. 1-7819**

# Analog Devices, Inc.
*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Massachusetts**<br>*(State or other jurisdiction of incorporation or organization)* | **04-2348234**<br>*(I.R.S. Employer Identification No.)* |
| **One Technology Way, Norwood, MA**<br>*(Address of principal executive offices)* | **02062-9106**<br>*(Zip Code)* |

**(781) 329-4700**
*(Registrant's telephone number, including area code)*

**Securities registered pursuant to Section 12(b) of the Act:**

| | |
|---|---|
| **Common Stock $\$0.16\frac{2}{3}$ Par Value**<br>*Title of Each Class* | **New York Stock Exchange**<br>*Name of Each Exchange on Which Registered* |

**Securities registered pursuant to Section 12(g) of the Act:**

**None**
*Title of Each Class*

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ✓ NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ✓

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). YES ✓ NO

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). YES NO ✓

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $9,068,000,000 based on the last reported sale of the Common Stock on the New York Stock Exchange Composite Tape reporting system on April 29, 2005. Shares of voting and non-voting stock held by executive officers, directors and holders of more than 5% of the outstanding stock have been excluded from this calculation because such persons or institutions may be deemed affiliates. This determination of affiliate status is not a conclusive determination for other purposes.

As of October 29, 2005 there were 366,831,612 shares of Common Stock, $\$0.16\frac{2}{3}$ par value per share, outstanding.

**Documents Incorporated by Reference**

| Document Description | Form 10-K Part |
|---|---|
| Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held March 14, 2006 | III |

## PART I

# ITEM 1. BUSINESS

### Company Overview

We are a world leader in the design, manufacture and marketing of high-performance analog, mixed-signal and digital signal processing integrated circuits used in signal processing for industrial, communication, computer and consumer applications. Since our inception in 1965, we have focused on solving the engineering challenges associated with signal processing in electronic equipment. Real world signal processing describes the process of converting real-world phenomena such as temperature, motion, pressure, light and sound into electrical signals to be used in a wide array of electronic equipment ranging from industrial process control, factory automation systems equipment, defense electronics, cellular communications, base stations, central office equipment, wireless telephones, computers, automobiles, CAT scanners, digital cameras and DVD players. Signal processing is the cornerstone of high-speed communications, digital entertainment, and other consumer, computer and industrial applications. As new generations of digital applications evolve, they generate new needs for high-performance analog signal processing and digital signal processing, or DSP, technology. We produce a wide range of products that are designed to meet the signal processing technology needs of a broad base of customers.

During fiscal 2005, approximately 39% of our revenue came from the industrial market, which includes factory automation, medical equipment, scientific instrumentation, automatic test equipment, automotive electronics, security equipment and aerospace and defense systems.

Revenues from the communications market represented approximately 31% of our fiscal 2005 revenue. Communications applications include wireless handsets and base stations, as well as products used for high-speed access to the Internet, including broadband modems and central office networking equipment.

We also serve the personal computer market with products that monitor and manage power usage, process signals used in flat panel displays and multimedia projectors, and enable CD-quality audio. In fiscal 2005, the computer market accounted for approximately 15% of our revenue.

The demand for our products used in high-performance consumer electronics has been increasing and represents approximately 15% of our revenue for fiscal 2005. Applications in this market include digital cameras and camcorders, DVD players, advanced digital televisions and surround sound audio systems.

We sell our products worldwide through a direct sales force, third-party distributors and independent sales representatives. We have direct sales offices in 20 countries, including the United States.

We are headquartered near Boston, in Norwood, Massachusetts, and have manufacturing facilities in Massachusetts, California, North Carolina, Ireland and the Philippines. We were founded in 1965 and are incorporated in Massachusetts. As of October 29, 2005, we employed approximately 8,800 individuals worldwide. Our common stock is listed on the New York Stock Exchange under the symbol ADI and is included in the Standard & Poor's 500 Index.

We maintain a website with the address www.analog.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission. We also make available on our website our corporate governance guidelines, the charters for our audit committee, compensation committee, and nominating and corporate governance committee, and our code of business conduct and ethics, and such information is available in print to any stockholder of Analog who requests it. In addition, we intend to disclose on our website any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the Securities and Exchange Commission and the New York Stock Exchange.

## Industry Background

All electronic signals fall into one of two categories, analog or digital. Analog, also known as linear, signals represent real-world phenomena, such as temperature, pressure, sound, speed and motion. This information can be detected and measured using analog sensors, which represent real-world phenomena by generating continuously-varying voltages and currents. The signals from these sensors are initially processed using analog methods, such as amplification, filtering and shaping. They are then usually converted to digital form for storage or further manipulation. The further manipulation of the signals after conversion to digital form is called "digital signal processing." Digital signals represent the "ones" and "zeros" of binary arithmetic and are either on or off. Digital signals are frequently converted back to analog form for functions such as video display, audio output or control. These manipulations and transformations from analog to digital and back to analog are known as "real-world signal processing" within the signal chain.

Significant advances in semiconductor technology in recent years have substantially increased the performance and functionality of integrated circuits, or ICs, used in signal processing applications. These advances include the ability to combine analog and digital signal processing capability on a single chip, thereby making possible more highly-integrated solutions. The widespread application of low-cost, high-performance microprocessor-based systems and of digital communication technologies has increased the need for precise, high-speed signal conditioning interfaces between the analog and digital world. At the same time, the convergence of computing and communications has resulted in end products that incorporate state-of-the-art signal processing capability onto as few chips as possible. Our products are designed to be used within electronic equipment to achieve higher performance, including greater speed, improved accuracy, more efficient signal processing and minimized power consumption.

## Principal Products

We design, manufacture and market a broad line of high-performance ICs that incorporate analog, mixed-signal and digital signal processing technologies. Our ICs are designed to address a wide range of real-world signal processing applications. Across the entire range of our signal processing ICs are both general-purpose standard products used by a broad range of customers and applications as well as application-specific products designed for specific clusters of customers in key target markets. By using readily available, high-performance, general-purpose products in their systems, our customers can reduce the time they need to bring new products to market. Given the high cost of developing customized ICs, our standard products often provide the most cost-effective solution for many low to medium volume applications. In some communications, computer and consumer products, we focus on working with leading customers to design application-specific solutions. We begin with our existing core technologies in analog and DSP, and devise a solution to more closely meet the needs of a specific customer or group of customers. Because we have already developed the core technology for our general-purpose products, we can create application-specific solutions quickly.

We produce and market several thousand products. Our ten highest revenue products accounted for approximately 12% of our revenue for fiscal 2005. The majority of our products are proprietary, meaning equivalent products are not available from competitors. A limited number of other companies may provide products with similar functions.

### *Analog Products*

Our analog IC technology has been the foundation of our business for four decades, and we believe we are one of the world's largest suppliers of analog ICs. Our analog ICs are primarily high-performance devices, generally defined as devices that support a minimum of 10-bits of accuracy and a minimum of 50 megahertz of speed. The principal advantages these products have versus competitors' products include higher accuracy, lower cost per function, smaller size, lower power consumption and fewer components for improved reliability. The majority of our analog IC product revenue is attributable to sales of data converters and amplifiers. The data converter and amplifier product categories represented approximately 62% of our fiscal 2005 revenue. Other analog IC products include analog signal processing devices such as analog multipliers, switches, multiplexers and comparators. Over the past several years we have been expanding our analog IC product offerings along the entire analog signal chain and into product areas such as radio frequency integrated circuits, or RF ICs, and power management products such as voltage regulators and thermal monitoring ICs, phase locked loops and high-speed clock ICs.

The majority of our analog IC products are proprietary to us in their design and general purpose in their application. This allows customers to incorporate our products into a wide variety of electronic equipment and systems. Our product portfolio includes several thousand analog ICs, any one of which can have as many as several hundred customers. Our analog ICs typically have long product life cycles. Our analog IC customers include both original equipment manufacturers, or OEMs, and customers who build electronic subsystems for integration into larger systems.

Our analog technology base also includes products using an advanced IC technology known in the industry as surface micromachining, which is used to produce semiconductor products known as micro-electromechanical systems, or MEMS. This technology enables extremely small mechanical sensors to be built on the surface of a chip along with supporting circuitry. In addition to incorporating an electro-mechanical structure, these devices also have analog circuitry for conditioning signals obtained from the sensing element. The integration of signal conditioning and MEMS is a unique feature of our products which we call iMEMS®. Our iMEMS product portfolio includes accelerometers used to sense acceleration, and gyroscopes used to sense position. The majority of our current revenue from micromachined products is derived from accelerometers used by automotive manufacturers in airbag applications. However, revenue from consumer and industrial customers is increasing as we develop products using this technology for applications in these end markets.

*DSP Products*

DSPs are processors that are optimized for high-speed numeric calculations, which are essential for real-time processing of digital data resulting, in most cases, from analog to digital signal conversion. Our DSP products are designed to be fully programmable and to efficiently execute specialized software programs, or algorithms, associated with processing digitized real-time, real-world data. Programmable DSPs provide the flexibility to modify the device's function quickly and inexpensively in software. We offer both general-purpose and application-specific DSP products. General-purpose DSP IC customers typically write their own algorithms using software tools that we provide and software tools they obtain from third-party suppliers. Our application-specific DSP products typically include analog and DSP technology and the DSPs are preprogrammed to execute software for applications such as wireless telecommunications or image processing. Our DSPs are designed in families of products that share a common architecture and therefore can execute the same software. We support these products with easy-to-use, low-cost development tools, which reduce our customers' product development costs and time-to-market.

Increasingly, many of our products combine analog and digital signal processing technology into multi-function mixed-signal devices and chipsets. The growing technological demands associated with the use of audio and video in computers and consumer products as well as the networking of communications systems has created new opportunities for these mixed-signal products. Examples of these products include chipsets for communication applications such as global system for mobile cellular phones, or GSM, cable modems, and broadband modems. Other examples include audio input/output devices for computer applications and data acquisition devices for industrial instrumentation.

**Markets and Applications**

The following describes some of the characteristics of, and customer products within, our major markets:

***Industrial*** — Our industrial market includes the following areas:

*Industrial Process Automation* — Our industrial process automation market includes applications such as factory automation systems, automatic process control systems, robotics, environmental control systems and automatic test equipment. These products generally require ICs that offer performance greater than that available from commodity-level ICs, but generally do not have production volumes that warrant custom or application-specific ICs. Combinations of analog, mixed-signal and DSP ICs are usually employed to achieve the necessary functionality. Automatic test equipment applications have created opportunities for the design of system-level ICs that require a high level of electronic circuitry.

*Instrumentation* — Our instrumentation market includes engineering, medical and scientific instruments. These products are usually designed using the highest performance analog and mixed-signal ICs available. Customer products include oscilloscopes, logic analyzers, CAT scanners, MRI equipment, blood analyzers and microscopes.

*Defense/Aerospace* — The defense, commercial avionics and space markets all require high-performance ICs that meet rigorous environmental and reliability specifications. Many of our analog ICs can be supplied in versions that meet these standards. In addition, many products can be supplied to meet the standards required for broadcast satellites and other commercial space applications. Most of our products sold in this market are specifically-tested versions of products derived from our standard product offering. Customer products include navigation systems, flight simulators, radar systems and security devices.

*Automotive* — Although the automotive market has historically been served with low-cost, low-performance ICs, demand has emerged for higher performance devices for a wide range of safety and entertainment applications. In response, we are developing products specifically for the automotive market. We supply a micromachined IC used as a crash sensor in airbag systems, roll-over sensing, global positioning satellite, or GPS, automotive navigation systems, anti-lock brakes and "smart" suspension systems. In addition, our analog and DSP ICs have application in engine control, in-cabin electronics, and collision avoidance systems.

***Communications*** — The development of broadband, wireless and Internet infrastructures around the world has created an important market for our communications products. Communications technology involves the acquisition of analog signals that are converted from analog to digital and digital to analog form during the process of transmitting and receiving data. The need for higher speed and reduced power consumption, coupled with more reliable, bandwidth-efficient communications, has been creating demand for our products. Our products are used in the full spectrum of signal processing for audio, data, image and video communication. In wireless and broadband communication applications, our products are incorporated into cellular telephones, cellular base station equipment, modems, pagers, PBX switches, routers and remote access servers.

***Computers and Computer Peripherals*** — Image and sound-enabled applications used in computer gaming and web sites and the increasing need for power and thermal management capability in PCs have provided opportunities in the computer market. The computer industry seeks to develop and market ever smaller and lighter personal computers. This need has increased demand for high-performance ICs that monitor power usage, enabling manufacturers to use smaller batteries and extend battery life between charges. In addition, we currently supply a variety of ICs used in this market for enhanced audio input and output capability for business and entertainment applications.

***Consumer Electronics*** — Increased market demand for digital entertainment systems for acquisition, display and digital processing of signals has allowed us to combine analog and digital design capability to provide solutions that are designed to meet the rigorous cost, size and reliability constraints of the consumer electronics market. The emergence of high-performance, feature-rich consumer products, such as digital camcorders and cameras, home theater systems, advanced digital televisions, video projectors and DVD recorders/players, has led to the need for high-performance, system-level ICs with a high level of specific functionality.

**Research and Development**

Our markets are characterized by rapid technological changes and advances. Accordingly, we make substantial investments in the design and development of new products and manufacturing processes, and the improvement of existing products and manufacturing processes. We spent approximately $497 million during fiscal 2005 on the design, development and improvement of new and existing products and manufacturing processes, compared to approximately $514 million during fiscal 2004 and approximately $453 million during fiscal 2003.

Our research and development strategy focuses on building technical leadership in core technologies for signal sensing, conditioning, conversion and processing. In support of our research and development activities, we employ thousands of engineers involved in product and manufacturing process development at over 30 design centers and manufacturing sites located throughout the world.

**Patents and Other Intellectual Property Rights**

As of October 29, 2005, we held 1,081 United States patents and had 567 patent applications pending with the United States Patent and Trademark Office with expiration dates ranging from 2005 through 2024. We believe that while our patents may provide some advantage, our competitive position is largely determined by such factors as the system and application knowledge, ability and experience of our personnel, the range and success of new products being developed by us, our market brand recognition and ongoing marketing efforts, customer service and technical support. It is generally our policy to seek patent protection for significant inventions that may be patented, though we may elect, in certain cases, not to seek patent protection even for significant inventions, if other protection, such as maintaining the invention as a trade secret, is considered more advantageous. We also have trademarks that are used in the conduct of our business to distinguish genuine Analog Devices' products and we maintain cooperative advertising programs to promote our brands and identify products containing genuine Analog Devices' components. In addition, we have registered certain of our mask sets under the Semiconductor Chip Protection Act of 1984.

There can be no assurance that any patent will issue on pending applications or that any patent issued will provide substantive protection for the technology or product covered by it. There also can be no assurance that others will not develop or patent similar technology or reverse engineer our products or that our confidentiality agreements with employees, consultants, silicon foundries and other suppliers and vendors will be adequate to protect our interests. Moreover, the laws of countries in which we design, manufacture and market our products may afford little or no effective protection of our proprietary technology.

The semiconductor industry is characterized by frequent claims and litigation involving patent and other intellectual property rights, including claims arising under our contractual indemnification of our customers. We have received from time to time, and may receive in the future, claims from third parties asserting that our products or processes infringe their patents or other intellectual property rights. In the event a third party makes a valid intellectual property claim against us and a license is not available to us on commercially reasonable terms, or at all, we could be forced either to redesign or to stop production of products incorporating that intellectual property, and our operating results could be materially and adversely affected. Litigation may be necessary to enforce our patents or other of our intellectual property rights or to defend us against claims of infringement, and this litigation could be costly and divert the attention of our key personnel. See Note 11 in the Notes to our Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K for information concerning pending litigation that involves us. An adverse outcome in this or other litigation could have a material adverse effect on our consolidated financial position or on our consolidated results of operations or cash flows in the period in which the litigation is resolved.

**Sales Channels**

We sell our products in North America and internationally through a direct sales force, third-party distributors, and independent sales representatives and via our worldwide website on the Internet.

Approximately 19% of our fiscal 2005 net sales were to customers in Japan. Approximately 11% of our fiscal 2005 net sales were to customers in China and approximately 22% were to customers elsewhere in Asia, principally Taiwan and Korea. As of October 29, 2005, we had direct sales offices in the Asia region in China, Hong Kong, India, Japan, Korea, Singapore and Taiwan.

Approximately 25% of our fiscal 2005 net sales were to customers in North America. As of October 29, 2005, we had 11 direct sales offices in the United States.

Approximately 23% of our fiscal 2005 net sales were to customers in Europe. As of October 29, 2005, we had direct sales offices in Austria, Belgium, Denmark, Finland, France, Germany, Israel, Italy, the Netherlands, Sweden and the United Kingdom.

We also had sales representatives and/or distributors in over 45 countries outside North America, including countries where we also have direct sales offices. For further detail regarding revenues and financial information about geographic areas, see our Consolidated Financial Statements and Note 3 in the related Notes contained in Item 8 of this Annual Report on Form 10-K.

Approximately 49% of our fiscal 2005 revenue was derived from sales made through distributors. Revenue is deferred on sales made through distributors until the distributors resell the products to the end users, known as "sell out" or "sell through" in the industry. These distributors typically maintain an inventory of our products. Some of them also sell products competitive with our products, including those for which we are an alternate source. Sales to certain distributors are made under agreements that provide protection to the distributors for their inventory of our products against price reductions and products that are slow-moving or that we have discontinued, including limited product return privileges.

Our worldwide technical direct field sales efforts are supported by an extensive promotional program that includes editorial coverage and paid advertising in trade publications, direct mail programs, promotional brochures, technical seminars and participation in trade shows. We publish and distribute full-length databooks, product catalogs, applications guides, technical handbooks and detailed data sheets for individual products. We also provide product and application information and sell products via our worldwide website on the Internet. We maintain a staff of field application engineers who aid customers in incorporating our products into their products.

We have tens of thousands of customers worldwide. Our largest single customer, excluding distributors, represented approximately 4% of our fiscal 2005 net sales, and our 20 largest customers, excluding distributors, accounted for approximately 29% of our fiscal 2005 net sales.

**Foreign Operations**

Through subsidiaries and affiliates, we conduct business in numerous countries outside the United States. During fiscal 2005, approximately 75% of our revenue was derived from customers in international markets. Our international business is subject to risks customarily encountered in foreign operations, including fluctuations in foreign currency exchange rates and controls, import and export controls, and other laws, policies and regulations of foreign governments.

We have manufacturing facilities outside the United States in Ireland and the Philippines. In addition to being exposed to the ongoing economic cycles in the semiconductor industry, we are also subject to the economic and political risks inherent in international operations and their impact on the United States economy in general, including the risks associated with ongoing uncertainties and political and economic instability in many countries around the world as well as the economic disruption from acts of terrorism, and the response to them by the United States and its allies. These risks include air transportation disruptions, expropriation, currency controls, currency exchange rate movement, and additional costs related to tax, tariff and freight rates. Although we engage in hedging transactions to reduce our exposure to currency exchange rate fluctuations, there can be no assurance that our competitive position will not be adversely affected by changes in the exchange rate of the United States dollar against other currencies.

**Production and Raw Materials**

Monolithic integrated circuit components are manufactured in a sequence of semiconductor production steps that include wafer fabrication, wafer testing, cutting the wafer into individual "chips," or dice, assembly of the dice into packages and electrical testing of the devices in final packaged form. The raw materials used to manufacture these devices include silicon wafers, processing chemicals (including liquefied gases), precious metals, ceramic and plastic used for packaging.

We develop and employ a wide variety of proprietary manufacturing processes that are specifically tailored for use in fabricating high-performance linear, mixed-signal and MEMS ICs. We also use bipolar and CMOS wafer fabrication processes.

Our IC products are fabricated both at our production facilities and by third-party wafer fabricators. Most of our analog products are manufactured in our own wafer fabrication facilities using proprietary processes. Our DSP products, and a portion of our analog products, are manufactured at third-party wafer-fabrication foundries using sub-micron digital CMOS processes. We operate wafer fabrication facilities in Wilmington and Cambridge, Massachusetts; Sunnyvale, California and Limerick, Ireland. We also operate assembly and test facilities located in the Philippines and use third-party subcontractors.

Capital spending in fiscal 2005 was $85 million, compared with $146 million in fiscal 2004. We currently plan to make capital expenditures of approximately $126 million in fiscal 2006. In fiscal 2006, we plan to close our Sunnyvale wafer fabrication facility and transfer production of products currently manufactured there to our facilities in Wilmington, Massachusetts and Limerick, Ireland, as well as to third-party wafer fabricators. We believe when these actions are complete, we will have ample installed capacity to significantly increase internal production levels with modest additional capital expenditures.

Our products require a wide variety of components and raw materials, most of which we purchase from third-party suppliers. We have multiple sources for many of the components and materials we purchase and incorporate into our products. However, a large portion of our external wafer purchases are from sole-source suppliers, primarily Taiwan Semiconductor Manufacturing Company (TSMC). If these sole-source suppliers are unable or unwilling to manufacture and deliver sufficient quantities of components to us on the time schedule and of the quality that we require, we may be forced to engage additional or replacement suppliers, which could result in additional expenses and delays in product development or shipment of product to our customers. Although we have experienced shortages of components from time to time, these items have generally been available to us as needed.

**Backlog**

Backlog at the end of fiscal 2005 was approximately $356 million, up from approximately $329 million at the end of fiscal 2004. We define backlog as of a particular date as firm orders with a customer or distributor requested delivery date within thirteen weeks. Backlog is impacted by the tendency of customers to rely on shorter lead times available from suppliers, including us, in periods of depressed demand. In periods of increased demand, there is a tendency towards longer lead times that has the effect of increasing backlog and, in some instances, we may not have manufacturing capacity sufficient to fulfill all orders. As is customary in the semiconductor industry, we allow most orders to be canceled or deliveries delayed by customers without significant penalty. Accordingly, we believe that our backlog at any time should not be used as an indication of our future revenue.

**Government Contracts**

We estimate that approximately 3% of our fiscal 2005 revenue was attributable to sales to the U.S. government and government contractors and subcontractors. Our government contract business is predominantly in the form of negotiated, firm fixed-price subcontracts. All such contracts and subcontracts contain standard provisions relating to termination at the election of the United States government.

**Competition**

We compete with a number of semiconductor companies in markets that are highly competitive. We believe we are one of the largest suppliers of high-performance analog and mixed-signal processing components. Competitors for our analog and DSP products include Broadcom Corporation, Cirrus Logic Inc., Infineon Technologies, Linear Technology Corporation, Maxim Integrated Products, Inc., National Semiconductor Corporation, Phillips Semiconductor, ST Microelectronics and Texas Instruments, Inc. Sales of our micromachined products currently consist of acceleration sensors and gyroscopes, and our main competitors in that market are Bosch, Denso Corporation, Freescale Semiconductor, Inc., Panasonic, ST Microelectronics, Systron Donner and VTI Technologies.

We believe that competitive performance in the marketplace for real-world signal processing components depends upon several factors, including technical innovation, product quality and reliability, range of products, product price, customer service and technical support. We believe our technical innovation emphasizing product performance and reliability, supported by our commitment to strong customer service and technical support, enables us to compete in our chosen markets against both foreign and domestic semiconductor manufacturers.

Many other companies offer products that compete with our products, and some have greater financial, manufacturing, technical and marketing resources than we have. Additionally, some formerly-independent competitors have been purchased by larger companies. Our competitors also include emerging companies selling specialized products to markets we serve. There can be no assurances that we will be able to compete successfully in the future against existing or new competitors, or that our operating results will not be adversely affected by increased price competition.

**Environment**

Our manufacturing facilities are subject to numerous environmental laws and regulations, particularly with respect to industrial waste and emissions. Compliance with these laws and regulations has not had a material impact on our capital expenditures, earnings or competitive position.

We are committed to protecting the environment and the health and safety of our employees, customers and the public. We endeavor to adhere to the most stringent standards across all of our facilities, to encourage pollution prevention and to strive towards continual improvement. We strive to exceed compliance with regulatory standards in order to achieve a standard of excellence in environmental, health and safety management practices as an integral part of our total quality management system.

On January 27, 2003, the European Union passed the "Restriction on Use of Hazardous Substances in Electrical and Electronic Equipment," or "RoHS" directive 2002/95/EC, which becomes applicable July 1, 2006. We are in the process of transitioning the manufacturing process of some of our products to eliminate the use of these hazardous substances. The transition has been completed for over 5,500 of our standard products, and we intend to continue the transition to satisfy local regulatory requirements and the needs of our customers. If we do not meet the European Union deadline on the use of certain hazardous substances or the deadlines of other countries which may enact such legislation, it would preclude us from selling products containing these hazardous substances in these affected locations. This could have a material adverse impact on our results of operations and financial condition. Additionally, once the deadline for the mandatory restrictions on the use of certain hazardous materials has passed for the European Union, we may still have in our inventory products which contain these hazardous substances. Should we be unable to sell these products to locations which do not have such restrictions, we would have to write such inventory off as obsolete. This could have a material adverse impact on our results of operations and financial condition.

**Employees**

As of October 29, 2005, we employed approximately 8,800 individuals worldwide. Our future success depends in large part on the continued service of our key technical and senior management personnel, and on our ability to continue to attract, retain and motivate qualified employees, particularly those highly-skilled design, process, test and applications engineers involved in the manufacture of existing products and the development of new products and processes. We believe that relations with our employees are good; however, the competition for such personnel is intense, and the loss of key employees could have a material adverse effect on us.

## ITEM 2. PROPERTIES

Our corporate headquarters is located in Norwood, Massachusetts. Manufacturing and other operations are conducted in several locations worldwide. The following tables provide certain information about our principal general offices and manufacturing facilities:

| Principal Properties Owned: | Use | Floor Space |
|---|---|---|
| Wilmington, MA | Wafer fabrication, testing, engineering, marketing and administrative offices | 586,200 sq. ft. |
| Cavite, Philippines | Wafer probe and testing, warehouse, engineering and administrative offices | 463,400 sq. ft. |
| Limerick, Ireland | Wafer fabrication, wafer probe and testing, engineering and administrative offices | 405,000 sq. ft. |
| Westwood, MA | Engineering, administrative offices and warehouse | 100,500 sq. ft. |
| Greensboro, NC | Components and board assembly and testing, engineering and administrative offices | 98,700 sq. ft. |
| San Jose, CA | Engineering, administrative offices | 76,000 sq. ft. |
| Manila, Philippines | Components assembly and testing, engineering and administrative offices | 74,000 sq. ft. |

| Principal Properties Leased: | Use | Floor Space | Lease Expiration (fiscal year) | Renewals |
|---|---|---|---|---|
| Norwood, MA | Corporate headquarters, engineering, components testing, sales and marketing offices | 130,000 sq. ft. | 2007 | 3, five-yr. periods |
| Cambridge, MA | Wafer fabrication, components testing and assembly engineering, marketing and administrative offices | 117,000 sq. ft. | 2006 | 1, five-yr. period |
| Sunnyvale, CA(a) | Wafer fabrication | 63,100 sq. ft. | 2010 | 1, five-yr. period |
| Santa Clara, CA | Engineering and administrative offices | 43,500 sq. ft. | 2007 | 2, five-yr. periods |
| Greensboro, NC | Engineering and administrative offices | 41,900 sq. ft. | 2006 | 2, one two-yr. period and one three-yr. period |

(a) We plan to close our wafer fabrication facility in Sunnyvale by the end of fiscal 2006. For additional information, see Note 4 in the Notes to our Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K.

In addition to the principal leased properties listed in the above table, we also lease sales offices and other premises at 23 locations in the United States and 33 locations overseas under operating lease agreements. These leases expire at various dates through the year 2015. We do not anticipate experiencing significant difficulty in retaining occupancy of any of our manufacturing, office or sales facilities through lease renewals prior to expiration or through month-to-month occupancy, or in replacing them with equivalent facilities. For information concerning our obligations under all operating leases see Note 10 in the Notes to our Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K.

## ITEM 3. LEGAL PROCEEDINGS

### Tentative Settlement of the SEC's Previously Announced Stock Option Investigation

In our Form 10-K filing dated November 30, 2004, we disclosed that the Securities and Exchange Commission (SEC) had initiated an inquiry into our stock option granting practices, focusing on options that were granted shortly before the issuance of favorable financial results. On November 15, 2005, we announced that a tentative settlement has been reached.

Since receiving notice of this inquiry, we have been cooperating with the SEC and believe that the matter will be concluded in the near future. We and our President and CEO, Mr. Jerald G. Fishman, have made an offer of settlement to the Staff of the SEC, which is subject to agreement regarding the specific language of the SEC's administrative order and other settlement documents. The SEC Staff has decided to recommend the offer of settlement to the Commission. A final settlement is subject to review and approval by the Commission.

Our Board of Directors and Mr. Fishman believe that it is in the best interests of our shareholders to settle this case on the proposed terms rather than face a protracted dispute with the SEC.

The contemplated settlement addresses two separate issues. The first issue concerns our disclosure regarding grants of options to our employees and directors prior to the release of favorable financial results. Specifically, the issue relates to options granted to our employees (including officers) on November 30, 1999 and to employees (including officers) and directors on November 10, 2000. The SEC settlement would conclude that we should have made disclosures in our proxy filings to the effect that we priced these stock options prior to releasing favorable financial results.

The second issue addressed by the tentative settlement concerns the grant dates for options granted to our employees (including officers) in 1998 and 1999, and the grant date for options granted to employees (including officers) and directors in 2001. Specifically, the settlement would conclude that the appropriate grant date for the September 4, 1998 options should have been September 8$^{th}$ (which is one trading day later than the date that was used to price the options); the appropriate grant date for the November 30, 1999 options should have been November 29$^{th}$ (which is one trading day earlier than the date that was used); and the appropriate grant date for the July 18, 2001 options should have been July 26$^{th}$ (which is five trading days after the original date).

In connection with the contemplated settlement, we would consent to a cease-and-desist order under Section 10(b) of the Securities Exchange Act and Rule 10b-5 thereunder, would pay a civil money penalty of $3 million, and would reprice options granted to Mr. Fishman and other directors in certain years. Options granted to all other employees would be excluded from the repricing. Mr. Fishman would consent to a cease-and-desist order under Sections 17(a)(2) and (3) of the Securities Act, would pay a civil money penalty of $1 million, and would make a disgorgement payment with respect to options granted in certain years. With the exception of options granted in 1998, Mr. Fishman has not exercised or sold any of the options identified in this matter. We and Mr. Fishman would settle this matter without admitting or denying the Commission's findings.

We have determined that no restatement of our historical financial results would be necessary due to the proposed settlement, because the effects of using revised measurement dates for options granted in 1998, 1999 and 2001 are not material to any of the fiscal years 1998 through 2005, based on the materiality guidelines contained in SAB 99. If a stock-based compensation charge had been taken as a result of the revised measurement dates for these option grants to all employees (including officers) and directors, our net income for fiscal years 1998 through 2005 would have been reduced by $21.8 million in total. During this period, we earned cumulative net income of over $2.5 billion. There would be no impact on revenue, cash flow from operations, or shareholders' equity as a result of using the revised measurement dates. The impact on net income in individual fiscal years would have been as follows: fiscal 1998 ($0.2 million), fiscal 1999 ($1.4 million), fiscal 2000 ($1.8 million), fiscal 2001 ($3.7 million), fiscal 2002 ($8.1 million), fiscal 2003 ($6.1 million), fiscal 2004 ($0.5 million).

**Other Legal Proceedings**

On June 14, 2005, Biax Corporation filed its first amended complaint for patent infringement in the United States District Court for the Eastern District of Texas against us and Intel Corporation, alleging that we infringed three patents owned by Biax relating to parallel processors. On November 7, 2005, Biax filed a second amended complaint alleging that we infringed two additional patents. Prior to the filing of the first amended complaint, we were unaware of Biax or this action. The first amended complaint seeks injunctive relief, unspecified damages with interest, as well as Biax's costs, expenses and fees. On August 3, 2005, we filed an answer and counterclaimed against Biax. In the counterclaim, we seek rulings that the patents are not infringed, the patents are invalid and the patents are unenforceable. The case has not yet entered the discovery phase. We intend to vigorously defend against these allegations. We are unable at this time to predict the outcome of this litigation.

On November 6, 2003, Enron Corporation commenced a proceeding in the United States Bankruptcy Court for the Southern District of New York. On December 1, 2003, Enron filed an amended complaint to add us as a defendant in such proceeding. The amended complaint alleges that transfers made by Enron in satisfaction of obligations it had under commercial paper are recoverable as preferential transfers and fraudulent transfers and are subject to avoidance under the United States Bankruptcy Code. It is alleged that payments made in premature satisfaction of obligations under commercial paper totaling approximately $20 million are recoverable from J.P. Morgan Securities, Inc., Fleet Capital Markets, Fleet National Bank and/or us. We sold $20 million of Enron commercial paper to Fleet and did not enter into any direct transactions with Enron. We filed a motion to dismiss the adversary proceeding. The motion to dismiss was denied by order dated June 30, 2005. We intend to vigorously defend against these claims. Although we believe we have meritorious defenses to the asserted claims, we are unable at this time to predict the outcome of this proceeding.

We are currently under routine audit by the United States Internal Revenue Service (the "IRS") for fiscal years 2001, 2002 and 2003. The audit has not been completed and the IRS has not issued a report on its audit.

From time to time as a normal incidence of the nature of our business, various claims, charges and litigation are asserted or commenced against us arising from, or related to, contractual matters, patents, trademarks, personal injury, environmental matters, product liability, insurance coverage and personnel and employment disputes. As to such claims and litigation we can give no assurance that we will prevail.

We do not believe that any of the matters described above will have a material adverse effect on our consolidated results of operations or financial position, although an adverse outcome of any of these matters is possible and could have a material adverse effect on our consolidated results of operations or cash flows in the quarter or annual period in which one or more of these matters are resolved.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the last quarter of the fiscal year ended October 29, 2005.

## EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth (i) the name, age and position of each of our executive officers as of October 29, 2005, and (ii) the business experience of each person named in the table during at least the past five years. There is no family relationship among any of the named executive officers.

| Executive Officer | Age | Position(s) | Business Experience |
|---|---|---|---|
| Ray Stata | 71 | Chairman of the Board | Chairman of the Board since 1973; Chief Executive Officer from 1973 to November 1996; President from 1971 to November 1991. |
| Jerald G. Fishman | 60 | President, Chief Executive Officer and Director | Chief Executive Officer since November 1996; President and Director since November 1991; Executive Vice President from 1988 to November 1991; Group Vice President — Components from 1982 to 1988. |
| Samuel H. Fuller | 59 | Vice President, Research and Development | Vice President, Research and Development since March 1998; Vice President of Research and Chief Scientist of Digital Equipment Corp. from 1983 to 1998. |
| William N. Giudice | 51 | Vice President and General Manager, Micromachined Products Division | Vice President and General Manager, Micromachined Products Division since January 2003; President, CEO and Chairman of the Board of Telephotonics from March 2001 to 2003; Vice President and General Manager of Conexant Systems from March 2000 to March 2001; Co-founder, CEO, President, and Chairman of the Board of Maker Communications from 1994 to March 2000. |
| Tracy S. Keogh | 44 | Vice President, Human Resources | Vice President, Human Resources since April 2003; Senior Vice President responsible for people-related strategy and operations for Sapient from January 1999 to April 2003; Director of Global Recruiting for Arthur D. Little from 1997 to January 1999. |

| Executive Officer | Age | Position(s) | Business Experience |
|---|---|---|---|
| Robert R. Marshall | 51 | Vice President, Worldwide Manufacturing | Vice President, Worldwide Manufacturing since February 1994; Vice President, Manufacturing, Limerick Site, Analog Devices, B.V. — Limerick, Ireland from November 1991 to February 1994; Plant Manager, Analog Devices, B.V. — Limerick, Ireland from January 1991 to November 1991. |
| William A. Martin | 46 | Treasurer | Treasurer since March 1993; Assistant Treasurer from October 1991 to March 1993; Manager of Treasury Finance from March 1987 to October 1991; Manager of International Treasury from October 1985 to March 1987. |
| Robert McAdam | 55 | Vice President, Analog Semiconductor Components | Vice President and General Manager, Analog Semiconductor Components since February 1994; Vice President and General Manager, Analog Devices, B.V. — Limerick, Ireland from January 1991 to February 1994; Product Line Manager, Analog Devices, B.V. — Limerick, Ireland from October 1988 to January 1991. |
| Brian P. McAloon | 55 | Vice President, DSP and Systems Products Group | Vice President, DSP and Systems Products Group since March 2001; Vice President, Sales from May 1992 to March 2001; Vice President, Sales and Marketing — Europe and Southeast Asia from 1990 to 1992; General Manager, Analog Devices, B.V. — Limerick, Ireland from 1987 to 1990. |
| Joseph E. McDonough | 58 | Vice President, Finance and Chief Financial Officer | Vice President, Finance and Chief Financial Officer since November 1991; Vice President since 1988 and Treasurer from 1985 to March 1993; Director of Taxes from 1983 to 1985. |
| Vincent Roche | 45 | Vice President, Worldwide Sales | Vice President, Worldwide Sales since March 2001; Vice President and General Manager, Silicon Valley Business Units and Computer & Networking from 1999 to March 2001; Product Line Director from 1995 to 1999; Product Marketing Manager from 1988 to 1995. |

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange under the symbol ADI. The tables below set forth the high and low sales prices per share of our common stock on the New York Stock Exchange and the dividends declared for each quarterly period within our two most recent fiscal years.

| | Fiscal 2005 | | Fiscal 2004 | |
|---|---|---|---|---|
| **Period** | **High** | **Low** | **High** | **Low** |
| First Quarter | $41.34 | $34.05 | $50.99 | $43.10 |
| Second Quarter | $38.05 | $32.84 | $52.37 | $42.52 |
| Third Quarter | $41.32 | $33.67 | $50.17 | $37.25 |
| Fourth Quarter | $40.72 | $32.48 | $41.45 | $31.36 |

**Dividends Declared Per Outstanding Share of Common Stock**

| Period | Fiscal 2005 | Fiscal 2004 |
|---|---|---|
| First Quarter | $0.06 | $0.04 |
| Second Quarter | $0.06 | $0.04 |
| Third Quarter | $0.10 | $0.06 |
| Fourth Quarter | $0.10 | $0.06 |

During the first quarter of fiscal 2006, on November 14, 2005, our Board of Directors declared a cash dividend of $0.12 per outstanding share of common stock. The dividend will be paid on December 14, 2005 to all shareholders of record at the close of business on November 25, 2005.

**Issuer Purchases of Equity Securities**

| Period | Total Number of Shares Purchased | Average Price Paid Per Share(a) | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(b) | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| July 31, 2005 through August 27, 2005 | 1,400,000 | $36.94 | 1,400,000 | $526,503,166 |
| August 28, 2005 through September 24, 2005 | 2,690,000 | $36.57 | 2,690,000 | $428,117,556 |
| September 25, 2005 through October 29, 2005 | 2,615,000 | $34.68 | 2,615,000 | $337,423,996 |
| Total | 6,705,000 | $35.91 | 6,705,000 | $337,423,996 |

(a) The average price paid per share of stock repurchased under the stock repurchase program includes the commissions paid to the brokers.

(b) Repurchased pursuant to the stock repurchase program publicly announced on August 12, 2004, as amended on May 11, 2005, under which our Board of Directors authorized the repurchase of up to an aggregate of $1 billion of our common stock. Under the repurchase program, we may repurchase outstanding shares of our common stock from time to time in the open market and through privately negotiated transactions. Unless terminated earlier by resolution of our Board of Directors, the repurchase program will expire when we have repurchased all shares authorized for repurchase under the repurchase program. Our previous repurchase plan publicly announced on August 15, 2002, was terminated by resolution of our Board of Directors on August 11, 2004.

The number of holders of record of our common stock at October 28, 2005 was 4,023. This number does not include shareholders for whom shares are held in a "nominee" or "street" name. On October 28, 2005, the last reported sales price of our common stock on the New York Stock Exchange was $34.61 per share.

## ITEM 6. SELECTED FINANCIAL DATA

| (thousands except per share amounts) | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Statement of Operations data: | | | | | |
| Net sales | $2,388,808 | $2,633,800 | $2,047,268 | $1,707,508 | $2,276,915 |
| Net income* | 414,787 | 570,738 | 298,281 | 105,299 | 356,377 |
| Net income per share*: | | | | | |
| Basic | 1.12 | 1.52 | 0.82 | 0.29 | 1.00 |
| Diluted | 1.08 | 1.45 | 0.78 | 0.28 | 0.93 |
| Dividends declared per common share | 0.32 | 0.20 | — | — | — |
| Balance Sheet data: | | | | | |
| Total assets | $4,583,211 | $4,723,271 | $4,097,877 | $4,985,554 | $4,887,396 |
| Long-term debt and non-current obligations under capital leases | — | — | — | 1,274,487 | 1,206,038 |

* Acquisition-related goodwill is no longer amortized effective in fiscal 2003, in accordance with SFAS 142.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (all tabular amounts in thousands except per share amounts)

### Results of Operations

*Overview*

| | Fiscal Year | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net Sales | $2,388,808 | $2,633,800 | $2,047,268 |
| Gross Margin % | 57.9% | 59.0% | 54.9% |
| Diluted EPS | $ 1.08 | $ 1.45 | $ 0.78 |
| Net Income | $ 414,787 | $ 570,738 | $ 298,281 |
| Net Income as a % of Sales | 17.4% | 21.7% | 14.6% |

Revenue declined 9% in fiscal 2005 as compared to fiscal 2004, primarily as a result of an inventory correction at our customers in the ATE, or automatic test equipment, and wireless handset markets during the fiscal year. Gross margins declined by 110 basis points primarily as a result of the effect of fixed manufacturing costs allocated across lower levels of production. We recorded special charges of $31 million in accordance with our restructuring plan announced in the fourth quarter of fiscal 2005, of which $20 million related to severance costs associated with the closure of our California wafer fabrication facility and $11 million related to severance costs associated with a reorganization of our product development and support programs. During fiscal 2005, we repatriated $1,055 million of accumulated foreign earnings. Under current tax law, the earnings repatriated prior to October 29, 2005 were taxed at a reduced effective tax rate. As a result of this action, we recorded additional income tax expenses of $49 million in fiscal 2005. We generated cash flow from operations of $673 million during fiscal 2005, repurchased $525 million of our common stock and paid $119 million in cash dividends. Our cash, cash equivalents and short-term investments balance increased by $21 million during fiscal 2005 to $2,706 million at October 29, 2005.

On October 18, 2005, we accelerated the vesting of all unvested stock options granted after December 31, 2000 awarded to employees under our stock option plans that had exercise prices of $40.00 or greater. The vesting terms of options issued to corporate officers and directors were not accelerated. Unvested options to purchase approximately 18 million shares became exercisable as a result of the vesting acceleration. Because the exercise price of all the modified options was greater than the market price of our underlying common stock on the date of their modification, no compensation expense was recorded in the statement of income in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees.*

The primary purpose for modifying the terms of these options to accelerate their vesting was to eliminate the need to recognize the remaining unrecognized non-cash compensation expense in our statement of income associated with these options as measured under SFAS 123 (revised 2004), *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*, or SFAS 123(R). The approximately $188 million ($134 million net of tax) of future expense associated with these options would have been disproportionately high compared to the economic value of the options at the date of modification. We are required to adopt SFAS 123(R) effective as of the beginning of the first quarter of fiscal 2006 and we will be required to record compensation expense associated with stock options in the statement of income, rather than in a pro forma footnote to our consolidated financial statements.

*Revenue*

Net sales declined $245 million, or 9%, in fiscal 2005 compared to fiscal 2004. This decline was primarily the result of a 21% decrease in orders for products used in communications applications due to weakness in the wireless handset end markets. Sales to customers in the industrial market decreased 4% as a result of an inventory correction at our customers in the automatic test equipment market in the first half of fiscal 2005. Sales to customers in the computer end market decreased 10% in fiscal 2005 as compared to fiscal 2004. These decreases were partially offset by a 12% increase in sales to customers in the consumer end market.

For fiscal 2004, net sales increased $587 million, or 29%, from fiscal 2003. This increase in net sales in fiscal 2004 was a result of what we believed was a broad-based increase in demand for our products used in every end market we serve. Increased demand for our products used in industrial products and communications products accounted for approximately 80% of this year-to-year increase, and increased demand for our products used in consumer and computer end markets accounted for the remaining increase in net sales. Increased demand for our products used in wireless handsets and infrastructure was the main reason for our increased sales in the communications end market.

Over the last three fiscal years, net sales from analog products were approximately 80% of net sales and sales of DSP products represented approximately 20% of net sales. In fiscal 2005, analog product sales decreased 7% and DSP product sales decreased 18% from the levels recorded in fiscal 2004. In fiscal 2004, analog product sales increased 31% and DSP product sales increased 21% from the levels recorded in fiscal 2003.

The percentage of sales by geographic region, based upon point of sale, for the last three years is as follows:

| | Fiscal Year | | |
|---|---|---|---|
| **Region** | **2005** | **2004** | **2003** |
| North America | 25% | 25% | 26% |
| Europe | 23% | 20% | 21% |
| Japan | 19% | 19% | 18% |
| China | 11% | 14% | 11% |
| Rest of Asia | 22% | 22% | 24% |

The percentage of our net sales in China as a percentage of our total sales decreased in fiscal 2005 as compared to fiscal 2004 and increased in fiscal 2004 as compared to fiscal 2003, primarily as the result of the changes in sales into the wireless handset end markets.

*Gross Margin*

| | Fiscal Year | | |
|---|---|---|---|
| | **2005** | **2004** | **2003** |
| Gross Margin | $1,382,840 | $1,553,801 | $1,124,108 |
| Gross Margin % | 57.9% | 59.0% | 54.9% |

Gross margin declined in fiscal 2005 by 110 basis points from the gross margin in fiscal 2004. The decline in gross margin was primarily the result of the effect of fixed manufacturing costs allocated across lower levels of production.

Gross margin improved in fiscal 2004 by 410 basis points from the gross margin in fiscal 2003. The improvement in gross margin for fiscal 2004 as compared to fiscal 2003 was primarily the result of spreading fixed manufacturing costs over an increasing sales level and, to a lesser extent, the impact of restructuring actions taken in previous years as well as continued tight cost control at our manufacturing operations.

*Research and Development*

| | Fiscal Year | | |
|---|---|---|---|
| | **2005** | **2004** | **2003** |
| Research and Development (R&D) Expenses | $497,097 | $514,442 | $452,856 |
| R&D Expenses as a % of Net Sales | 20.8% | 19.5% | 22.1% |

R&D expenses for fiscal 2005 decreased by $17 million, or 3%, from the amount recorded in fiscal 2004. This decrease was caused by a $9 million reduction in employee bonus expenses and reductions in other expenses of $21 million as a result of our tight control over all other engineering expenses throughout the year.

These expense reductions were partially offset by a $13 million increase in salary and employee benefit expenses.

R&D expenses increased by $62 million, or 14% in fiscal 2004 from the amount recorded in fiscal 2003. This increase was primarily due to additional salary and benefit costs associated with a 5% increase in engineering headcount during the year as well as annual salary increases and increased bonus payments and, to a lesser extent, an increase in other engineering expenses reflecting the increased R&D activity during the year.

R&D expense as a percentage of net sales will fluctuate from year-to-year depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time we have hundreds of R&D projects underway, and we believe that none of these projects is material on an individual basis. We expect to continue the development of innovative technologies and processes for new products, and we believe that a continued commitment to R&D is essential in order to maintain product leadership with our existing products and to provide innovative new product offerings, and therefore, we expect to continue to make significant R&D investments in the future.

*Selling, Marketing, General and Administrative (SMG&A)*

| | Fiscal Year | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| SMG&A Expenses | $338,276 | $340,036 | $288,009 |
| SMG&A Expenses as a % of Net Sales | 14.2% | 12.9% | 14.1% |

SMG&A expenses decreased in fiscal 2005 by $2 million or 1% from the levels recorded in 2004. The decrease in SMG&A expenses was caused by a reduction in employee bonus expenses of $4 million and reductions in other SMG&A expenses of $10 million as a result of tight control over all discretionary spending throughout the year. These expense reductions were partially offset by a $12 million increase in salary and employee benefit costs.

SMG&A expenses increased in fiscal 2004 by $52 million, or 18%, from the levels recorded in fiscal 2003. This increase was primarily the result of increased salary and employee benefit expenses, increased employee bonus expenses, increased commission payments as a result of the 29% year-to-year increase in net sales and, to a lesser extent, increased legal costs associated with patent and intellectual property activity and other expense increases associated with selling and marketing activities.

*Special Charges — Fiscal 2005*

*Closure of Wafer Fabrication Facility* — During the fourth quarter of fiscal 2005, we recorded a special charge of $20 million as a result of a decision to close our California wafer fabrication operations and transfer production to facilities located in Massachusetts and Ireland, as well as to third-party wafer fabricators. The charge was for severance and fringe benefit costs that were recorded pursuant to our ongoing benefit plan for 339 manufacturing employees and 28 general and administrative employees. As of October 29, 2005, the employment of none of these employees had been terminated. In addition to the charge recorded in the fourth quarter of fiscal 2005, we expect to incur additional expenses related to this action during fiscal 2006. These additional charges will consist of approximately $22 million of non-cash cost of sales expense for additional depreciation due to the shortened useful lives of certain manufacturing equipment, approximately $2.4 million for stay-on bonuses and approximately $6 million for estimated lease termination and clean-up costs. The closure of these facilities is expected to be completed by the end of fiscal 2006 and is estimated to result in cost savings of approximately $44 million per year beginning in fiscal 2007. These savings are expected to be realized as follows: approximately $43 million in cost of sales, of which approximately $7 million relates to non-cash depreciation savings, and approximately $1 million in selling, marketing, general and administrative expense.

*Reorganization of Product Development and Support Programs* — During the fourth quarter of fiscal 2005, we recorded a special charge of $11 million as a result of our decision to reorganize our product development and support programs with the goal of providing greater focus on our analog and DSP product programs. The charge was for severance and fringe benefit costs that were recorded pursuant to our ongoing benefit plan or statutory requirements at foreign locations for 60 manufacturing employees and 154 engineering and selling, marketing, general and administrative employees. As of October 29, 2005, the employment of 49 of these employees had been terminated. In addition to this charge in the fourth quarter of fiscal 2005, we expect to incur approximately $2 million of additional expenses related to this action during fiscal 2006. The additional expenses relate to facilities closure costs and estimated lease termination costs. Most of this action is expected to be completed by the end of the first quarter of fiscal 2006 and will be fully completed by the end of fiscal 2006. These organizational changes are expected to result in savings of approximately $19 million per year once fully completed by the end of fiscal 2006. These savings are expected to be realized as follows: approximately $9 million in research and development expense, approximately $6 million in selling, marketing, general and administrative expense and approximately $4 million in cost of sales.

*Special Charges — Fiscal 2003*

*Fiscal 2003 — Fourth Quarter Special Charge* — During the fourth quarter of fiscal 2003, we recorded a special charge of $9.2 million as a result of a decision to close a small manufacturing facility in Belfast, Northern Ireland that supplied foundry substrate services for optical applications. The charge included $2.0 million of severance and fringe benefit costs for approximately 57 manufacturing employees and 14 engineering and administrative employees all of which had been paid by the end of the second quarter of fiscal 2004. The charge also included $6 million related to the write-down of property, plant and equipment to its fair value and $1.2 million related to the write-down of various other assets to their fair values. The closure was completed during the second quarter of fiscal 2004.

*Fiscal 2003 — Third Quarter Special Charge* — During the third quarter of fiscal 2003, we recorded a special charge of $0.3 million. The charge included a $2.0 million write-down of equipment to fair value due to a decision to outsource the assembly of products in plastic packages, which had been done internally at our facility in the Philippines. This amount was the net book value of the assets used in plastic assembly, net of proceeds received from the sale in the third quarter of a portion of the assets. We also decided to abandon efforts to develop a particular expertise in optical communications that resulted in the write-down of $2.7 million of equipment to its fair value. During the quarter ended August 2, 2003, we determined that costs remaining to be paid for certain previous restructuring charges would be less than the amount originally recorded, and accordingly, we recorded a change in estimate reducing the restructuring accruals by $4.4 million.

*Operating Income*

| | Fiscal Year | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Operating income | $515,987 | $699,323 | $373,709 |
| Operating income as a % of Net Sales | 21.6% | 26.6% | 18.3% |

The decrease in operating income in fiscal 2005 as compared to fiscal 2004 was primarily a result of a 9% year-to-year decrease in net sales, a 110 basis point year-to-year decrease in gross margin combined with a $31 million special charge in fiscal year 2005 partially offset by operating expense decreases.

The increase in operating income in fiscal 2004 as compared to fiscal 2003 was primarily a result of the 410 basis point year-to-year improvement in gross margin offset by operating expense increases that were limited to 14%, which was less than half the 29% increase in net sales for the year.

*Nonoperating Income and Expense*

| | Fiscal Year | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Interest expense | $ 27 | $ 224 | $ 32,230 |
| Interest income | $(71,688) | $(36,047) | $(41,195) |
| Other (income)/expense, net | $ (42) | $ 2,410 | $ 838 |

The year-to-year increase in interest income in fiscal 2005 as compared to fiscal 2004 was attributable to higher interest rates as a result of actions taken by the Federal Reserve Board, as well as higher average invested cash balances. The year-to-year decrease in interest income in fiscal 2004 as compared to fiscal 2003 was attributable to lower average invested cash balances in fiscal 2004 due to the note redemption in 2003. This was partially mitigated by our decision in fiscal 2004 to increase our holdings of longer term, high-credit quality bonds, which offer higher yields than shorter-term investments, and higher interest rates later in fiscal 2004 as a result of actions taken by the Federal Reserve Board.

Fiscal 2003 included interest expense for our $1,200 million 4.75% Convertible Subordinated Notes that we redeemed on October 1, 2003.

*Provision for Income Taxes*

| | Fiscal Year | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Provision for Income Taxes | $172,903 | $161,998 | $83,555 |
| Effective Income Tax Rate | 29.4% | 22.1% | 21.9% |

On October 22, 2004, the American Jobs Creation Act of 2004, or the AJCA, was signed into law. The AJCA creates a temporary incentive for US multinational corporations to repatriate accumulated foreign income by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. During fiscal 2005, we repatriated $1,055 million of accumulated foreign earnings. Under current tax law, the earnings repatriated prior to October 29, 2005 were taxed at a reduced effective tax rate. As a result of this action, we recorded additional income tax expense of $49 million in fiscal 2005.

We had originally established a deferred tax asset on our consolidated balance sheet with the expectation that the officers subject to the 162(m) limitation of the Internal Revenue Code would not withdraw their balances from the Analog Devices, Inc. Deferred Compensation Plan, or the Deferred Compensation Plan, while they were still subject to the 162(m) limitation, and we would receive a tax deduction at the time of withdrawal, generally upon their retirement. Due to recent changes in tax law that were enacted as part of the AJCA, the laws associated with distributions from deferred compensation plans have changed. As a result, three executive officers who are currently subject to the 162(m) limitation have either withdrawn, or have indicated their intention to withdraw, a portion of their balances from the Deferred Compensation Plan. We incurred additional income tax expense in fiscal 2005 of $7.2 million as a result of the write-off of deferred tax assets associated with balances accumulated in our Deferred Compensation Plan.

*Net Income*

| | Fiscal Year | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net Income | $414,787 | $570,738 | $298,281 |
| Net Income as a % of Net Sales | 17.4% | 21.7% | 14.6% |
| Diluted EPS | $ 1.08 | $ 1.45 | $ 0.78 |

Net income decreased by $156 million in fiscal 2005 as compared to fiscal 2004. This decrease was primarily the result of the year-to-year decrease in net sales, a $49 million tax charge related to the repatriation of foreign earnings and $31 million of special charges recorded in fiscal 2005. These decreases were partially offset by a $36 million increase in interest income.

Net income increased by $272 million in fiscal 2004 as compared to fiscal 2003. The improvement in net income in fiscal 2004 compared to fiscal 2003 was primarily due to the year-to-year increase in net sales, and, to a lesser extent, the improvement in operating income as a percentage of net sales from 18.3% recorded in fiscal 2003 to 26.6% recorded in fiscal 2004.

The impact of inflation and foreign currency exchange rate movement on our business during the past three fiscal years has not been significant.

*Related Party Transaction*

One of our directors, who has been a director since 1988, became a director of Taiwan Semiconductor Manufacturing Company, or TSMC, in fiscal 2002. We purchased approximately $224 million, $337 million and $232 million of products from TSMC in fiscal years 2005, 2004 and 2003, respectively. We believe that the terms and prices for the purchases of these products are at terms no less favorable than those that could be obtained from unaffiliated parties. Approximately $27 million and $15 million were payable to TSMC as of October 29, 2005 and October 30, 2004, respectively. We anticipate that we will make significant purchases from TSMC in fiscal year 2006.

**Liquidity and Capital Resources**

| | Fiscal Year | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net Cash Provided by Operations | $672,704 | $778,045 | $432,963 |
| Net Cash Provided by Operations as a % of Net Sales | 28.2% | 29.5% | 21.1% |

During fiscal 2005, net cash provided by operations decreased by $105 million from the amount recorded in the prior year primarily due to a decline in net income of $156 million. Cash and cash equivalents increased by $109 million during fiscal 2005. This increase was the result of $673 million of cash flow from operations, $89 million in proceeds from our various employee stock programs and $70 million of cash inflows from the net change in our short-term available-for-sale investments. These cash inflows were partially offset by the repurchase of $525 million of our common stock, the payment of $119 million of cash dividends and additions to property, plant and equipment of $85 million. Cash, cash equivalents and short-term investments increased by $21 million during fiscal 2005 to $2,706 million at October 29, 2005.

During fiscal 2004, net cash provided by operations increased by $345 million from the amount recorded in the prior year primarily due to the year-to-year increase in net income of $272 million. During fiscal 2004, we received $124 million in proceeds from our various employee stock programs. These cash inflows were partially offset by the repurchase of $137 million of our common stock, additions to property, plant and equipment of $146 million and our payment of cash dividends of $75 million in fiscal 2004. Cash, cash equivalents and short-term investments increased by $568 million during fiscal 2004 to $2,685 million at October 30, 2004.

| | Fiscal Year | |
|---|---|---|
| | 2005 | 2004 |
| Accounts Receivable | $320,523 | $330,183 |
| Days Sales Outstanding | 47 | 48 |
| Inventory | $325,605 | $348,407 |
| Days Cost of Sales in Inventory | 115 | 124 |

Accounts receivable at the end of fiscal 2005 decreased by $10 million, or 2.9%, from the amount at the end of fiscal 2004. This decrease was the result of a lower amount of shipments in the last month of the fourth quarter of fiscal 2005 as compared to the last month of the fourth quarter of fiscal 2004.

Inventories decreased by $23 million, or 6.5%, and days cost of sales in inventory declined by 9 days during fiscal 2005. This decrease was the result of our aggressive management of spending related to back end manufacturing and fabricated wafer purchases from external foundries and a modest adjustment of our internal capacity.

Recent changes in tax law that were enacted as part of the AJCA, had the effect that distributions from the Deferred Compensation Plan after January 1, 2006 could be subject to more stringent tax laws. As a result, some participants have elected to withdraw, or indicated their intention to withdraw, a portion, or all, of their balance from the Deferred Compensation Plan prior to December 31, 2005. Accordingly, during the fourth quarter of fiscal 2005, $234 million of our non-current deferred compensation plan investments and the offsetting liability became current.

Net additions to property, plant and equipment were $85 million in fiscal 2005, $146 million in fiscal 2004 and $68 million in fiscal 2003. Fiscal 2006 capital expenditures are expected to be approximately $126 million.

During fiscal 2005, our Board of Directors declared cash dividends totaling $0.32 per outstanding share of common stock resulting in dividend payments of $119 million in fiscal 2005. The payment of future dividends, if any, will be based on several factors including our financial performance, outlook and liquidity. After the end of the fiscal year, on November 14, 2005, our Board of Directors declared a cash dividend of $0.12 per outstanding share of our common stock. The dividend is payable on December 14, 2005 to shareholders of record on November 25, 2005 and is expected to be approximately $44 million.

On May 11, 2005, our Board of Directors authorized an increase in the aggregate dollar amount of common stock that may be repurchased under our share repurchase program previously adopted by our Board of Directors on August 11, 2004 from $500 million to $1 billion. We may repurchase outstanding shares of our common stock from time to time on the open market or in privately negotiated transactions. Management will determine the timing and amount of share repurchases. During fiscal 2004, we repurchased approximately $137 million of our common stock under this plan. During fiscal 2005, we repurchased approximately $525 million of our common stock under this plan. Our previous repurchase program announced on August 15, 2002 was terminated by resolution of our Board of Directors on August 11, 2004.

The table below summarizes our significant contractual obligations as of October 29, 2005:

| | | Payment due by period | | | |
|---|---|---|---|---|---|
| (thousands) | Total | Less than 1 Year | 1-3 Years | 4-5 Years | More than 5 Years |
| Contractual obligations: | | | | | |
| Operating leases[a] | $ 84,313 | $ 30,019 | $42,516 | $11,371 | $ 407 |
| Deferred compensation plan[b] | 277,317 | 234,376 | 1,992 | 992 | 39,957 |
| Pension funding[c] | 6,536 | 6,536 | — | — | — |
| Total | $368,166 | $270,931 | $44,508 | $12,363 | $40,364 |

(a) Certain of our operating lease obligations include escalation clauses. These escalating payment requirements are reflected in the table.

(b) These payments relate to obligations under our Deferred Compensation Plan. The Deferred Compensation Plan allows certain members of management and other highly-compensated employees and non-employee directors to defer receipt of all or any portion of their compensation. Prior to January 1, 2005, participants could also defer gains on stock options and restricted stock granted before July 23, 1997. The payment obligations reflected in the table include the planned distributions from the Deferred Compensation Plan for the portion of the investments that participants have indicated their intention, prior to October 29, 2005, to have distributed from the Deferred Compensation Plan within a year. The amount in the "More than 5 Years" column of the table represents the remaining total balance under the Deferred Compensation Plan to be paid to participants who, prior to October 29, 2005, have not terminated employment or indicated their intention to withdraw their balances. Since we cannot reasonably estimate the timing of withdrawals for participants who have not yet terminated employment or indicated their intention to withdraw their balances, we have included the future obligation to these participants in the "More than 5 Years" column of the table.

(c) Our funding policy for our foreign defined benefit plans is consistent with the local requirements of each country. The payment obligations in the table are estimates of our expected contributions to these plans for fiscal year 2006. The actual future payments may differ from the amounts presented in the table and reasonable estimates of payments beyond one year are not practical because of potential future changes in variables such as plan asset performance, interest rates and the rate of increase in compensation levels.

Purchase orders for the purchase of raw materials and other goods and services are not included in the table above. We are not able to determine the total amount of these purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. In addition, our purchase orders generally allow for cancellation without significant penalties. We do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected short term requirements.

The expected timing of payment and amounts of the obligations discussed above are estimated based on current information.

At October 29, 2005, our principal source of liquidity was $2,706 million of cash, cash equivalents and short-term investments. We believe that our existing sources of liquidity and cash expected to be generated from future operations, together with anticipated available long-term financing, will be sufficient to fund operations, capital expenditures and research and development efforts for at least the next twelve months and thereafter for the foreseeable future.

*Off-balance Sheet Financing*

As of October 29, 2005, we had no off-balance sheet financing arrangements.

**Tentative Settlement of the SEC's Previously Announced Stock Option Investigation**

In our Form 10-K filing dated November 30, 2004, we disclosed that the Securities and Exchange Commission (SEC) had initiated an inquiry into our stock option granting practices, focusing on options that were granted shortly before the issuance of favorable financial results. On November 15, 2005, we announced that a tentative settlement has been reached.

Since receiving notice of this inquiry, we have been cooperating with the SEC and believe that the matter will be concluded in the near future. We and our President and CEO, Mr. Jerald G. Fishman, have made an offer of settlement to the Staff of the SEC, which is subject to agreement regarding the specific language of the SEC's administrative order and other settlement documents. The SEC Staff has decided to recommend the offer of settlement to the Commission. A final settlement is subject to review and approval by the Commission.

Our Board of Directors and Mr. Fishman, believe that it is in the best interests of our shareholders to settle this case on the proposed terms rather than face a protracted dispute with the SEC.

The contemplated settlement addresses two separate issues. The first issue concerns our disclosure regarding grants of options to our employees and directors prior to the release of favorable financial results. Specifically, the issue relates to options granted to our employees (including officers) on November 30, 1999 and to employees (including officers) and directors on November 10, 2000. The SEC settlement would conclude that we should have made disclosures in our proxy filings to the effect that we priced these stock options prior to releasing favorable financial results.

The second issue addressed by the tentative settlement concerns the grant dates for options granted to our employees (including officers) in 1998 and 1999, and the grant date for options granted to employees (including officers) and directors in 2001. Specifically, the settlement would conclude that the appropriate grant date for the September 4, 1998 options should have been September 8$^{th}$ (which is one trading day later than the date that was used to price the options); the appropriate grant date for the November 30, 1999 options should have been November 29th (which is one trading day earlier than the date that was used); and the appropriate grant date for the July 18, 2001 options should have been July 26th (which is five trading days after the original date).

In connection with the contemplated settlement, we would consent to a cease-and-desist order under Section 10(b) of the Securities Exchange Act and Rule 10b-5 thereunder, would pay a civil money penalty of $3 million, and would reprice options granted to Mr. Fishman and other directors in certain years. Options granted to all other employees would be excluded from the repricing. Mr. Fishman would consent to a cease-and-desist order under Sections 17(a)(2) and (3) of the Securities Act, would pay a civil money penalty of $1 million, and would make a disgorgement payment with respect to options granted in certain years. With the exception of options granted in 1998, Mr. Fishman has not exercised or sold any of the options identified in this matter. We and Mr. Fishman would settle this matter without admitting or denying the Commission's findings.

We have determined that no restatement of our historical financial results would be necessary due to the proposed settlement, because the effects of using revised measurement dates for options granted in 1998, 1999 and 2001 are not material to any of the fiscal years 1998 through 2005, based on the materiality guidelines contained in SAB 99. If a stock-based compensation charge had been taken as a result of the revised measurement dates for these option grants to all employees (including officers) and directors, our net income for fiscal years 1998 through 2005 would have been reduced by $21.8 million in total. During this period, we earned cumulative net income of over $2.5 billion. There would be no impact on revenue, cash flow from operations, or shareholders' equity as a result of using the revised measurement dates. The impact on net income in individual fiscal years would have been as follows: fiscal 1998 ($0.2 million), fiscal 1999 ($1.4 million), fiscal 2000 ($1.8 million), fiscal 2001 ($3.7 million), fiscal 2002 ($8.1 million), fiscal 2003 ($6.1 million), fiscal 2004 ($0.5 million).

**Outlook**

We are planning for revenue in the first quarter of fiscal 2006 to be similar to the levels recorded in the fourth quarter of fiscal 2005. With the adoption of SFAS 123(R) in the first quarter of fiscal 2006, we estimate that stock-based compensation expense will have an impact on diluted earnings per share of approximately $0.04 in the first quarter of fiscal 2006. Including this stock-based compensation expense we expect diluted earnings per share to be approximately $0.31 for the first quarter of fiscal 2006.

**New Accounting Pronouncements**

*Accounting Changes and Error Corrections*

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, *Accounting Changes and Error Corrections* (SFAS 154) which supersedes APB Opinion No. 20, *Accounting Changes* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements.* SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retroactively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to have a material impact on our consolidated results of operations and financial condition.

*Asset Retirements*

In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47), *Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143.* FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, *Accounting for Asset Retirement Obligations*, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. We are currently analyzing FIN 47 and believe the adoption of FIN 47 will not have a material impact on our financial condition, results of operations or liquidity.

*Nonmonetary Assets*

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29*, (SFAS 153). SFAS 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 in our fourth fiscal quarter of fiscal 2005 did not impact our financial condition, results of operations, or liquidity.

*Inventory Costs*

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4* (SFAS 151). SFAS 151 amends the guidance in ARB No 43, Chapter 4, "Inventory Pricing," to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for fiscal years beginning after June 15, 2005. We are currently evaluating the provisions of SFAS 151 and do not believe that its adoption will have a material impact on our financial condition, results of operations or liquidity.

*Stock-Based Compensation*

On December 16, 2004, the FASB issued SFAS 123 (revised 2004), *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS 123(R)). SFAS 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends SFAS No. 95, *Statement of Cash Flows*. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure is no longer an alternative.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods. The "modified prospective" method recognizes compensation cost beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The "modified retrospective" method includes the requirements of the modified prospective method described above, but also permits entities to restate their historical financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) for all prior periods presented or (b) for prior interim periods of the year of adoption.

As permitted by SFAS 123, we currently account for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R) will have a significant impact on our results of operations, although it will have no impact on our overall financial position. SFAS 123(R) is required to be adopted effective at the beginning of the first quarter of fiscal 2006. We adopted SFAS 123(R) in fiscal year 2006 on October 30, 2005 using the modified prospective method. We estimate that expense related to share-based payments to employees will have an impact on diluted earnings per share of approximately $0.04 in the first quarter of fiscal 2006.

**Critical Accounting Policies and Estimates**

Management's discussion and analysis of the financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future given available information. We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment. If actual results differ significantly from management's estimates and projections, there could be a material effect on our financial statements. We also have other policies that we consider key accounting policies, such as our policy for revenue recognition, including the deferral of revenue on sales to distributors until the products are sold to the end user; however, the application of these policies does not require us to make estimates or judgments that are difficult or subjective.

*Inventory Valuation*

Inventories are valued at the lower of cost (first-in, first-out method) or market. Because of the cyclical nature of the semiconductor industry, changes in inventory levels, obsolescence of technology, and product life cycles, we write down inventories to net realizable value. We employ a variety of methodologies to determine the amount of inventory reserves necessary. While a portion of the reserve is determined via reference to the age of inventory and lower of cost or market calculations, an element of the reserve is subject to significant judgments made by us about future demand for our inventory. If actual demand for our products is less than our estimates, additional reserves for existing inventories may need to be recorded in future periods.

*Allowance for Doubtful Accounts*

We maintain allowances for doubtful accounts, when appropriate, for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required.

*Long-Lived Assets*

We review property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying value to future undiscounted cash flows the assets are expected to generate over their remaining economic lives. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their fair market value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. Although we have recognized no material impairment adjustments related to our property, plant, and equipment during the past three fiscal years, except those made in conjunction with restructuring actions, deterioration in our business in the future could lead to such impairment adjustments in future periods. Evaluation of impairment of long-lived assets requires estimates of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual future operating results and the remaining economic lives of our long-lived assets could differ from the estimates used in assessing the recoverability of these assets. These differences could result in impairment charges, which could have a material adverse impact on our results of operations. In addition, in certain instances, assets may not be impaired but their estimated useful lives may have decreased. In these situations, we amortize the remaining net book values over the revised useful lives.

*Goodwill*

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, or SFAS 142, *Goodwill and Other Intangible Assets.* As required by SFAS 142, goodwill is subject to annual impairment tests, or earlier if indicators of potential impairment exist and suggest that the carrying value of goodwill may not be recoverable from estimated discounted future cash flows. Because we have one reporting segment under SFAS 142, we utilize the entity-wide approach to assess goodwill for impairment and compare our market value to our net book value to determine if an impairment exists. These impairment tests may result in impairment losses that could have a material adverse impact on our results of operations.

*Accounting for Income Taxes*

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, or SFAS 109, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We evaluate the realizability of our deferred tax assets quarterly. At October 29, 2005, we had gross deferred tax assets of $142 million primarily resulting from temporary differences between the book and tax bases of assets and liabilities. We have conducted an assessment of the likelihood of realization of those deferred tax assets and concluded that a $42 million valuation allowance is needed to reserve the amount of the deferred tax assets that may not be realized due to the expiration of state credit carryovers. In reaching our conclusion, we evaluated certain relevant criteria including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, the taxable income in prior carryback years that can be used to absorb net operating losses and taxable income in future years. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require material adjustments to these deferred tax assets, resulting in a reduction in net income or an increase in net loss in the period when such determinations are made.

In addition, we have provided for potential liabilities due in various jurisdictions. Judgment is required in determining our worldwide income tax expense provision. In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement and royalty arrangements among related entities. Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material impact on our income tax provision and operating results in the period in which such determination is made.

*Contingencies*

From time to time, we receive notices that our products or manufacturing processes may be infringing the patent or intellectual property rights of others. We periodically assess each matter to determine if a contingent liability should be recorded in accordance with Statement of Financial Accounting Standards No. 5, or SFAS 5, *Accounting for Contingencies.* In making this determination, we may, depending on the nature of the matter, consult with internal and external legal counsel and technical experts. Based on the information we obtain, combined with our judgment regarding all the facts and circumstances of each matter, we determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be reasonably estimated. Should a loss be probable and reasonably estimable, we record a contingent loss in accordance with SFAS 5. In determining the amount of a contingent loss, we consider advice received from experts in the specific matter, current status of legal proceedings, settlement negotiations that may be ongoing, prior case history and other factors. Should the judgments and estimates made by us be incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations.

See Note 11 to our Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K.

### Forward-Looking Statements

This Annual Report on Form 10-K contains or incorporates forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management's beliefs and assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by or on our behalf. Words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. We have included important factors in the cautionary statements below under the heading "Factors That May Affect Future Results" that we believe could cause our actual results to differ materially from the forward-looking statements we make. We do not intend to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

### Factors That May Affect Future Results

*Our future operating results are difficult to predict and may materially fluctuate.*

Our future operating results are difficult to predict and may be materially affected by a number of factors, including the timing of new product announcements or introductions by us or our competitors, competitive pricing pressures, fluctuations in manufacturing yields, adequate availability of wafers and manufacturing capacity, the risk that our backlog could decline significantly, our ability to hire, retain and motivate adequate numbers of engineers and other qualified employees to meet the demands of our customers, changes in product mix, and the effect of adverse changes in economic conditions in the United States and international markets. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns. Our business is subject to rapid technological changes and there can be no assurance, depending on the mix of future business, that products stocked in inventory will not be rendered obsolete before we ship them. As a result of these and other factors, there can be no assurance that we will not experience material fluctuations in future operating results on a quarterly or annual basis.

*Long-term contracts are not typical for us and reductions, cancelations or delays in orders for our products could adversely affect our operating results.*

In certain markets where end-user demand may be particularly volatile and difficult to predict, some customers place orders that require us to manufacture product and have it available for shipment, even though the customer is unwilling to make a binding commitment to purchase all, or even any, of the product. At any given time, this situation could affect a portion of our backlog. As a result, we are subject to the risk of cancelation of orders leading to a sharp fall-off of sales and backlog. Further, those orders may be for products that meet the customer's unique requirements so that those canceled orders would, in addition, result in an inventory of unsaleable products, resulting in potential inventory write-offs. As a result of lengthy manufacturing cycles for certain of the products subject to these uncertainties, the amount of unsaleable product could be substantial. Reductions, cancelations or delays in orders for our products could adversely affect our operating results.

*Our future success depends upon our ability to develop and market new products and enter new markets.*

Our success significantly depends on our continued ability to develop and market new products. There can be no assurance that we will be able to develop and introduce new products in a timely manner or that new products, if developed, will achieve market acceptance. In addition, our growth is dependent on our continued ability to penetrate new markets where we have limited experience and competition is intense. There can be no assurance that the markets we serve will grow in the future, that our existing and new products will meet the requirements of these markets, that our products will achieve customer acceptance in these markets, that competitors will not force prices to an unacceptably low level or take market share from us, or that we can achieve or maintain profits in these markets. Furthermore, a decline in demand in one or several of our end-user markets could have a material adverse effect on the demand for our products and our results of operations. Also, some of our customers in these markets are less established, which could subject us to increased credit risk.

*We may not be able to compete successfully in the semiconductor industry in the future.*

Many other companies offer products that compete with our products. Some have greater financial, manufacturing, technical and marketing resources than we have. Additionally, some formerly independent competitors have been purchased by larger companies. Our competitors also include emerging companies selling specialized products to markets we serve. There can be no assurance that we will be able to compete successfully in the future against existing or new competitors, or that our operating results will not be adversely affected by increased price competition.

*We rely on third-party subcontractors and manufacturers for some industry-standard wafers and assembly/test services, and therefore cannot control their availability or conditions of supply.*

We rely, and plan to continue to rely, on assembly and test subcontractors and on third-party wafer fabricators to supply most of our wafers that can be manufactured using industry-standard submicron processes. This reliance involves several risks, including reduced control over delivery schedules, manufacturing yields and costs. Additionally, we utilize third-party wafer fabricators as sole-source suppliers, primarily Taiwan Semiconductor Manufacturing Company. These suppliers manufacture components in accordance with our proprietary designs and specifications. We have no written supply agreements with these sole-source suppliers and purchase our custom components through individual purchase orders. If these sole-source suppliers are unable or unwilling to manufacture and deliver sufficient quantities of components to us, on the time schedule and of the quality that we require, we may be forced to seek to engage additional or replacement suppliers, which could result in additional expenses and delays in product development or shipment of product to our customers.

*We may not be able to satisfy increasing demand for our products, and increased production may lead to overcapacity and lower prices.*

The cyclical nature of the semiconductor industry has resulted in sustained and short-term periods when demand for our products has increased or decreased rapidly. During these periods of rapid increases in demand, our available capacity may not be sufficient to satisfy the available demand. We, and the semiconductor industry generally, expand production facilities and access to third-party foundries in response to these periods of increased demand. These capacity expansions by us and other semiconductor manufacturers could lead to overcapacity in our target markets which could lead to price erosion that would adversely impact our operating results.

*Our revenue may not increase enough to offset the expense of additional capacity.*

We, and the semiconductor industry generally, expand production facilities and access to third-party foundries in response to periods of increased demand which can cause operating expenses to increase. Should customer demand fail to increase or should the semiconductor industry enter a period of reduced customer demand, our financial position and results of operations could be adversely impacted as a result of underutilization of capacity or asset impairment charges.

*We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.*

We rely primarily upon know-how, rather than on patents, to develop and maintain our competitive position. There can be no assurance that others will not develop or patent similar technology or reverse engineer our products or that the confidentiality agreements upon which we rely will be adequate to protect our interests. Other companies have obtained patents covering a variety of semiconductor designs and processes, and we might be required to obtain licenses under some of these patents or be precluded from making and selling the infringing products, if such patents are found to be valid. There can be no assurance that we would be able to obtain licenses, if required, upon commercially reasonable terms, or at all. Moreover, the laws of foreign countries in which we design, manufacture and market our products may afford little or no effective protection of our proprietary technology.

*We are involved in frequent litigation regarding intellectual property rights, which could be costly to defend and could require us to redesign products or pay significant royalties.*

There can be no assurance that any patent will issue on pending applications or that any patent issued will provide substantive protection for the technology or product covered by it. We believe that patent and mask set protection is of less significance in our business than experience, innovation and management skill. There also can be no assurance that others will not develop or patent similar technology, or reverse engineer our products, or that our confidentiality agreements with employees, consultants, silicon foundries and other suppliers and vendors will be adequate to protect our interests.

The semiconductor industry is characterized by frequent claims and litigation involving patent and other intellectual property rights, including claims arising under our contractual indemnification of our customers. We have received from time to time, and may receive in the future, claims from third parties asserting that our products or processes infringe their patents or other intellectual property rights. In the event a third party makes a valid intellectual property claim against us and a license is not available to us on commercially reasonable terms, or at all, we could be forced either to redesign or to stop production of products incorporating that intellectual property, and our operating results could be materially and adversely affected. Litigation may be necessary to enforce our patents or other of our intellectual property rights or to defend us against claims of infringement, and this litigation could be costly and divert the attention of our key personnel. See Note 11 in the Notes to our Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K for information concerning pending litigation that involves us. An adverse outcome in this or other litigation could have a material adverse effect on our consolidated financial position or on our consolidated results of operations or cash flows in the period in which the litigation is resolved.

*If we do not retain our key personnel, our ability to execute our business strategy will be limited.*

Our success depends to a significant extent upon the continued service of our executive officers and key management and technical personnel, particularly our experienced engineers, and on our ability to continue to attract, retain, and motivate qualified personnel. The competition for these employees is intense. The loss of the services of one or more of our key personnel could have a material adverse effect on our operating results. In addition, there could be a material adverse effect on us should the turnover rates for engineers and other key personnel increase significantly or if we are unable to continue to attract qualified personnel. We do not maintain any key person life insurance policy on any of our officers or employees.

*We rely on manufacturing capacity located in geologically unstable areas, which could affect the availability of supplies and services.*

We, and many companies in the semiconductor industry, rely on internal manufacturing capacity located in California as well as wafer fabrication foundries in Taiwan and other sub-contractors in geologically unstable locations around the world. This reliance involves risks associated with the impact of earthquakes on us and the semiconductor industry, including temporary loss of capacity, availability and cost of key raw materials and equipment and availability of key services including transport. Any prolonged inability to utilize one of our manufacturing facilities, or those of our subcontractors or third-party wafer-fabrication foundries, as a result of fire, natural disaster, unavailability of electric power or otherwise, would have a material adverse effect on our results of operations and financial condition.

*We are exposed to economic, political and other risks through our significant worldwide operations.*

During fiscal year 2005, approximately 75% of our revenues were derived from customers in international markets. Although we engage in hedging transactions to reduce our exposure to currency exchange rate fluctuations, there can be no assurance that our competitive position will not be adversely affected by changes in the exchange rate of the United States dollar against other currencies. Potential interest rate increases, particularly in the United States and China, as well as high energy costs could have an adverse impact on industrial and consumer spending patterns and could adversely impact demand for our products. We have manufacturing facilities outside the United States in Ireland and the Philippines. In addition to being exposed to the ongoing economic cycles in the semiconductor industry, we are also subject to the economic and political risks inherent in international operations and their impact on the United States economy in general, including the risks associated with ongoing uncertainties and political and economic instability in many countries around the world as well as the economic disruption from acts of terrorism, and the response to them by the United States and its allies. These risks include air transportation disruptions, expropriation, currency controls, currency exchange rate movement, and additional costs related to tax, tariff and freight rate increases.

*Our future operating results are dependent on the performance of independent distributors and sales representatives.*

A significant portion of our sales are through independent distributors that are not under our control. These independent distributors generally represent product lines offered by several companies and thus could reduce their sales efforts applied to our products or terminate their representation of us. We generally do not require letters of credit from our distributors and are not protected against accounts receivable default or bankruptcy by these distributors. Our inability to collect open accounts receivable could adversely affect our results of operations. Termination of a significant distributor, whether at our initiative or the distributor's initiative, could disrupt our current business. If we are unable to find suitable replacements in the event of terminations by significant distributors or sales representatives, our operating results could be adversely affected.

*Our manufacturing processes are highly complex and may be interrupted.*

We have manufacturing processes that utilize a substantial amount of technology as the fabrication of integrated circuits is a highly complex and precise process. Minute impurities, contaminants in the manufacturing environment, difficulties in the fabrication process, defects in the masks used in the wafer manufacturing process, manufacturing equipment failures, wafer breakage or other factors can cause a substantial percentage of wafers to be rejected or numerous dice on each wafer to be nonfunctional. While we have significant expertise in semiconductor manufacturing, it is possible that some processes could become unstable. This instability could result in manufacturing delays and product shortages, which could have a material adverse effect on our financial position or results of operations.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

*Interest Rate Exposure*

Our annual interest income would change by approximately $16 million in fiscal 2005 and $19 million in fiscal 2004 for each 100 basis point increase or decrease in interest rates. The fair values of our investment portfolio at October 29, 2005 and October 30, 2004 would change by approximately $14 million and $24 million, respectively, for each 100 basis point increase or decrease in rates.

*Foreign Currency Exposure*

As more fully described in Note 2 (i) in the Notes to our Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K, we regularly hedge our non-U.S. dollar-based exposures by entering into forward exchange contracts. The terms of these contracts are for periods matching the duration of the underlying exposure and generally range from one month to six months. The short-term nature of these contracts has resulted in these instruments having insignificant fair values at October 29, 2005 and October 30, 2004. Currently, our largest foreign currency exposure is against the Euro, primarily because our European operations have a higher proportion of our local currency denominated expenses. Relative to foreign currency exposures existing at October 29, 2005 and October 30, 2004, a 10% unfavorable movement in foreign currency exchange rates would not expose us to significant losses in earnings or cash flows or significantly diminish the fair value of our foreign currency financial instruments, primarily due to the short lives of the affected financial instruments that effectively hedge substantially all of our year-end exposures against fluctuations in foreign currency exchange rates. The calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency selling prices.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### ANALOG DEVICES, INC.

### CONSOLIDATED STATEMENTS OF INCOME
**Years ended October 29, 2005, October 30, 2004 and November 1, 2003**

| (thousands, except per share amounts) | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Revenue** | | | |
| Net sales | $2,388,808 | $2,633,800 | $2,047,268 |
| **Costs and Expenses** | | | |
| Cost of sales | 1,005,968 | 1,079,999 | 923,160 |
| Gross margin | 1,382,840 | 1,553,801 | 1,124,108 |
| Operating expenses: | | | |
| Research and development | 497,097 | 514,442 | 452,856 |
| Selling, marketing, general and administrative | 338,276 | 340,036 | 288,009 |
| Special charges | 31,480 | — | 9,534 |
| | 866,853 | 854,478 | 750,399 |
| Operating income | 515,987 | 699,323 | 373,709 |
| Nonoperating (income) expenses: | | | |
| Interest expense | 27 | 224 | 32,230 |
| Interest income | (71,688) | (36,047) | (41,195) |
| Other, net | (42) | 2,410 | 838 |
| | (71,703) | (33,413) | (8,127) |
| **Earnings** | | | |
| Income before income taxes | 587,690 | 732,736 | 381,836 |
| Provision for income taxes: | | | |
| Payable currently | 158,299 | 135,067 | 81,398 |
| Deferred | 14,604 | 26,931 | 2,157 |
| | 172,903 | 161,998 | 83,555 |
| Net income | $ 414,787 | $ 570,738 | $ 298,281 |
| Shares used to compute earnings per share — Basic | 371,791 | 375,031 | 365,485 |
| Shares used to compute earnings per share — Diluted | 383,474 | 392,854 | 382,227 |
| Earnings per share — Basic | $ 1.12 | $ 1.52 | $ 0.82 |
| Earnings per share — Diluted | $ 1.08 | $ 1.45 | $ 0.78 |
| Dividends declared per share | $ 0.32 | $ 0.20 | $ — |

See accompanying Notes.

# ANALOG DEVICES, INC.

## CONSOLIDATED BALANCE SHEETS
## October 29, 2005 and October 30, 2004

| (thousands, except share and per share amounts) | 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 627,591 | $ 518,940 |
| Short-term investments | 2,078,351 | 2,166,030 |
| Accounts receivable less allowances of $3,439 ($4,968 in 2004) | 320,523 | 330,183 |
| Inventories | 325,605 | 348,407 |
| Deferred tax assets | 86,430 | 70,343 |
| Deferred compensation plan investments | 234,376 | 5,388 |
| Prepaid expenses and other current assets | 59,580 | 56,654 |
| Total current assets | 3,732,456 | 3,495,945 |
| **Property, Plant and Equipment, at Cost** | | |
| Land and buildings | 345,103 | 319,128 |
| Machinery and equipment | 1,323,397 | 1,300,185 |
| Office equipment | 83,969 | 89,205 |
| Leasehold improvements | 108,345 | 106,826 |
| | 1,860,814 | 1,815,344 |
| Less accumulated depreciation and amortization | 1,260,908 | 1,147,565 |
| Net property, plant and equipment | 599,906 | 667,779 |
| **Other Assets** | | |
| Deferred compensation plan investments | 42,941 | 313,163 |
| Other investments | 2,424 | 3,854 |
| Goodwill | 163,373 | 163,373 |
| Intangible assets, net | 4,203 | 6,009 |
| Deferred tax assets | 13,328 | 41,242 |
| Other assets | 24,580 | 31,906 |
| Total other assets | 250,849 | 559,547 |
| | $4,583,211 | $4,723,271 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | $ 128,317 | $ 126,845 |
| Deferred income on shipments to distributors | 121,802 | 157,951 |
| Income taxes payable | 172,277 | 157,511 |
| Deferred compensation plan liability | 234,376 | 5,388 |
| Accrued liabilities | 162,151 | 127,883 |
| Total current liabilities | 818,923 | 575,578 |
| **Noncurrent Liabilities** | | |
| Deferred income taxes | 1,735 | 10,716 |
| Deferred compensation plan liability | 44,657 | 316,916 |
| Other noncurrent liabilities | 26,395 | 20,489 |
| Total noncurrent liabilities | 72,787 | 348,121 |
| Commitments and contingencies (Note 11) | | |
| **Shareholders' Equity** | | |
| Preferred stock, $1.00 par value, 471,934 shares authorized, none outstanding | — | — |
| Common stock, $0.16⅔ par value, 1,200,000,000 shares authorized, 366,831,612 shares issued and outstanding (375,840,444 on October 30, 2004) | 61,139 | 62,641 |
| Capital in excess of par value | 380,206 | 759,551 |
| Retained earnings | 3,269,420 | 2,973,631 |
| Accumulated other comprehensive (loss) income | (19,264) | 3,749 |
| Total shareholders' equity | 3,691,501 | 3,799,572 |
| | $4,583,211 | $4,723,271 |

See accompanying Notes.

ANALOG DEVICES, INC.

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
### Years ended October 29, 2005, October 30, 2004 and November 1, 2003

| (thousands) | Common Stock Shares | Common Stock Amount | Capital in Excess of Par Value | Retained Earnings | Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|---|---|
| **BALANCE, NOVEMBER 2, 2002** | 363,187 | $60,532 | $ 661,773 | $2,179,619 | $ (1,908) |
| **Activity in Fiscal 2003** | | | | | |
| Net income — 2003 | | | | 298,281 | |
| Issuance of stock under stock plans and other, net of repurchases | 7,012 | 1,169 | 70,527 | | |
| Compensation recognized under Restricted Stock Plan | | | 395 | | |
| Tax benefit-stock option exercises | | | 6,137 | | |
| Issuance of common stock in connection with acquisitions | 37 | 6 | 1,150 | | |
| Amortization of deferred stock-based compensation related to acquisitions | | | 5,571 | | |
| Other comprehensive income | | | | | 4,874 |
| Common stock repurchased | (2) | | (52) | | |
| **BALANCE, NOVEMBER 1, 2003** | 370,234 | 61,707 | 745,501 | 2,477,900 | 2,966 |
| **Activity in Fiscal 2004** | | | | | |
| Net income — 2004 | | | | 570,738 | |
| Dividends declared and paid | | | | (75,007) | |
| Issuance of stock under stock plans and other, net of repurchases | 9,433 | 1,572 | 123,684 | | |
| Tax benefit-stock option exercises | | | 20,279 | | |
| Issuance of common stock in connection with acquisitions | 37 | 6 | 955 | | |
| Amortization of deferred stock-based compensation related to acquisitions | | | 5,571 | | |
| Other comprehensive income | | | | | 783 |
| Common stock repurchased | (3,864) | (644) | (136,439) | | |
| **BALANCE, OCTOBER 30, 2004** | 375,840 | 62,641 | 759,551 | 2,973,631 | 3,749 |
| **Activity in Fiscal 2005** | | | | | |
| Net Income — 2005 | | | | 414,787 | |
| Dividends declared and paid | | | | (118,998) | |
| Issuance of stock under stock plans and other, net of repurchases | 5,606 | 934 | 89,701 | | |
| Tax benefit-stock option exercises | | | 50,374 | | |
| Issuance of common stock in connection with acquisitions | 10 | 1 | 541 | | |
| Amortization of deferred stock-based compensation related to acquisitions | | | 3,095 | | |
| Other comprehensive loss | | | | | (23,013) |
| Common stock repurchased | (14,624) | (2,437) | (523,056) | | |
| **BALANCE, OCTOBER 29, 2005** | 366,832 | $61,139 | $ 380,206 | $3,269,420 | $(19,264) |

See accompanying Notes.

## ANALOG DEVICES, INC.

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
### Years ended October 29, 2005, October 30, 2004 and November 1, 2003

| (thousands) | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net income | $414,787 | $570,738 | $298,281 |
| Foreign currency translation adjustment | (1,595) | 1,328 | 3,047 |
| Minimum pension liability adjustment (net of taxes of $1,324 in 2005, $585 in 2004 and $218 in 2003) | (2,461) | (1,085) | (404) |
| Net unrealized (losses) gains on securities: | | | |
| Net unrealized holding losses (net of taxes of $6,239 in 2005 and $564 in 2004) on securities classified as short-term investments | (11,586) | (1,046) | — |
| Net unrealized holding (losses) gains (net of taxes of $500 in 2005, $652 in 2004 and $1,477 in 2003) on securities classified as other investments | (930) | 1,210 | 2,743 |
| Less: reclassification adjustment for losses included in Net Income | — | 1,090 | — |
| Net unrealized (losses) gains on securities | (12,516) | 1,254 | 2,743 |
| Derivative instruments designated as cash flow hedges: | | | |
| Changes in fair value of derivatives | (4,718) | 5,526 | 6,608 |
| Less: reclassification into earnings | (1,723) | (6,240) | (7,120) |
| Net change in derivative instruments designated as cash flow hedges | (6,441) | (714) | (512) |
| Other comprehensive (loss) income | (23,013) | 783 | 4,874 |
| Comprehensive income | $391,774 | $571,521 | $303,155 |

See accompanying Notes.

## ANALOG DEVICES, INC.

### CONSOLIDATED STATEMENTS OF CASH FLOWS
### Years ended October 29, 2005, October 30, 2004 and November 1, 2003

| (thousands) | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Operations** | | | |
| Cash flows from operations: | | | |
| Net income | $ 414,787 | $ 570,738 | $ 298,281 |
| Adjustments to reconcile net income to net cash provided by operations: | | | |
| Depreciation | 153,181 | 149,920 | 165,659 |
| Amortization of intangibles | 2,383 | 2,710 | 2,624 |
| Loss on sale of investments | — | 1,676 | — |
| Non-cash portion of special charges | — | — | 11,845 |
| Other non-cash expense | 6,284 | 9,251 | 15,898 |
| Tax benefit — stock option exercises | 50,374 | 20,279 | 6,137 |
| Deferred income taxes | 14,604 | 26,931 | 2,157 |
| Change in operating assets and liabilities: | | | |
| Decrease (increase) in accounts receivable | 5,298 | (30,723) | (63,639) |
| Decrease (increase) in inventories | 22,797 | (58,637) | 19,134 |
| Increase in prepaid expenses and other current assets | (7,320) | (15,472) | (4,152) |
| Decrease (increase) in investments — trading | 41,234 | (14,543) | (26,413) |
| (Decrease) increase in accounts payable, deferred income and accrued liabilities | (5,529) | 71,391 | (23,159) |
| Increase in income taxes payable | 15,003 | 27,590 | 3,111 |
| (Decrease) increase in other liabilities | (40,392) | 16,934 | 25,480 |
| Total adjustments | 257,917 | 207,307 | 134,682 |
| Net cash provided by operations | 672,704 | 778,045 | 432,963 |
| **Investments** | | | |
| Cash flows from investments: | | | |
| Additions to property, plant and equipment, net | (85,457) | (146,245) | (67,735) |
| Purchases of short-term available-for-sale investments | (3,457,017) | (4,013,786) | (4,666,572) |
| Maturities of short-term available-for-sale investments | 3,526,871 | 3,445,015 | 4,317,703 |
| Proceeds from sale of investment | — | 35,574 | — |
| Proceeds from sale of fixed assets | — | — | 1,500 |
| Decrease (increase) in other assets | 5,644 | (10,449) | 69,126 |
| Net cash used by investments | (9,959) | (689,891) | (345,978) |
| **Financing Activities** | | | |
| Cash flows from financing activities: | | | |
| Payment of Convertible Subordinated Notes | — | — | (1,222,800) |
| Dividend payments to shareholders | (118,998) | (75,007) | — |
| Repurchase of common stock | (525,493) | (137,083) | (52) |
| Proceeds from employee stock plans | 89,402 | 124,115 | 70,862 |
| Payments on capital lease obligations | — | — | (4,178) |
| Net decrease in variable rate borrowings | — | — | (27,444) |
| Net cash used by financing activities | (555,089) | (87,975) | (1,183,612) |
| Effect of exchange rate changes on cash | 995 | 887 | 748 |
| Net increase (decrease) in cash and cash equivalents | 108,651 | 1,066 | (1,095,879) |
| Cash and cash equivalents at beginning of year | 518,940 | 517,874 | 1,613,753 |
| Cash and cash equivalents at end of year | $ 627,591 | $ 518,940 | $ 517,874 |

See accompanying Notes.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**Years ended October 29, 2005, October 30, 2004 and November 1, 2003**
***(all tabular amounts in thousands except per share amounts)***

## 1. Description of Business

Analog Devices, Inc. ("Analog" or the "Company") is a world leader in the design, manufacture and marketing of high-performance analog, mixed-signal and digital signal processing integrated circuits used in signal processing for industrial, communication, computer and consumer applications. Since the Company's inception in 1965, it has focused on solving the engineering challenges associated with signal processing in electronic equipment. Signal processing is where the analog and digital worlds meet to provide the advantages of digital technologies to the real world. The Company's products play a fundamental role in converting real-world phenomena such as temperature, motion, pressure, light and sound into electrical signals to be used in a wide array of electronic equipment ranging from industrial process control, factory automation systems equipment, defense electronics, base stations, central office equipment, wireless telephones, computers, automobiles, CAT scanners, digital cameras and DVD players. Signal processing is the cornerstone of high-speed communications, digital entertainment, and other consumer, computer and industrial applications. As new generations of digital applications evolve, they generate new needs for high-performance analog and digital signal processing technology. The Company produces a wide range of products that are designed to meet the technology needs of a broad base of customers.

## 2. Summary of Significant Accounting Policies

### *a. Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. Upon consolidation, all intercompany accounts and transactions are eliminated. The Company's fiscal year ends on the 52-week or 53-week period ending on the Saturday closest to the last day in October. Fiscal years 2005, 2004 and 2003 were 52-week years.

Certain amounts reported in previous years have been reclassified to conform to the fiscal 2005 presentation. Such reclassifications were immaterial.

### *b. Cash, Cash Equivalents and Short-term Investments*

Cash and cash equivalents are highly liquid investments with insignificant interest rate risk and maturities of three months or less at the time of acquisition. Cash, cash equivalents and short-term investments consist primarily of corporate obligations such as commercial paper and corporate bonds, and Treasury and government agency notes and bonds. They also include bank time deposits, institutional money market funds and taxable municipal bonds.

The Company classifies its investments in readily marketable debt and equity securities as "held-to-maturity," "available-for-sale" or "trading" at the time of purchase. There were no transfers between investment classifications in any of the fiscal years presented. Held-to-maturity securities, which are carried at amortized cost, include only those securities the Company has the positive intent and ability to hold to maturity. Securities, such as bank time deposits, which by their nature are typically held to maturity, are classified as such. The Company's other readily marketable investments are classified as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains and losses, net of related tax, if any, reported in accumulated other comprehensive income, which is a separate component of shareholders' equity. Realized gains and losses, as well as interest, and dividends on all securities, are included in earnings.

The Company's short-term investments are adjusted to fair value at the end of each quarter. These adjustments to fair value are recorded as an increase or decrease in accumulated other comprehensive income. No realized gains or losses were recorded during any of the fiscal years presented.

The Company periodically evaluates these investments for impairment in accordance with EITF Issue No. 03-01, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* When a decline in fair value is deemed to be other-than-temporary, the Company records an impairment adjustment in the statement of income. There were no other-than-temporary impairments of short-term investments in any of the fiscal years presented.

Unrealized gains and losses on available-for-sale marketable securities were as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Unrealized gains (net of tax of $186 in 2005 and $949 in 2004) | $ 346 | $ 1,763 | $— |
| Unrealized losses (net of tax of $6,989 in 2005 and $1,513 in 2004) | (12,978) | (2,809) | — |
| Net unrealized losses | $(12,632) | $(1,046) | $— |

Unrealized gains and losses in all fiscal years presented relate solely to US Government Treasury, agency and municipal bonds.

There were no unrealized gains and losses on held-to-maturity investments in any of the fiscal years presented.

There were no cash equivalents or short-term investments classified as trading at October 29, 2005 and October 30, 2004. All of the Company's short-term investments were classified as available-for-sale. The components of the Company's cash, cash equivalents and short-term investments as of October 29, 2005 and October 30, 2004 were as follows:

| | 2005 | 2004 |
|---|---|---|
| **Cash and cash equivalents:** | | |
| Cash | $ 39,271 | $ 50,084 |
| Available-for-sale: | | |
| Institutional money market funds | 417,238 | 230,131 |
| Corporate obligations | 31,223 | 74,815 |
| Held-to-maturity: | | |
| Euro time deposits | 139,859 | 163,910 |
| **Total cash and cash equivalents** | $ 627,591 | $ 518,940 |
| **Short-term investments:** | | |
| Securities with one year or less to maturity: | | |
| Corporate obligations | $1,008,115 | $1,000,305 |
| U.S. Government Treasury, agency and municipal notes | 369,046 | 125,000 |
| Total maturities less than 1 year | 1,377,161 | 1,125,305 |
| Securities with greater than one year to maturity: | | |
| U.S. Government Treasury, agency and municipal bonds | 701,190 | 1,040,725 |
| Total maturities greater than 1 year | 701,190 | 1,040,725 |
| **Total short-term investments** | $2,078,351 | $2,166,030 |

*c. Supplemental Cash Flow Statement Information*

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Cash paid during the fiscal year for: | | | |
| Income taxes | $93,185 | $84,987 | $72,378 |
| Interest | $ 27 | $ 224 | $29,790 |

The Company's primary non-cash financing activities in fiscal 2005 and fiscal 2004 resulted from the amortization of unearned stock compensation expense associated with the Company's 2001 acquisitions for which 1,462,066 shares of common stock were issued (valued at approximately $81.8 million) and unvested stock options with an intrinsic value of approximately $11.9 million were assumed. As a result, the Company recognized stock-based compensation expense of approximately $3.6 million in fiscal 2005 and $6.1 million in both fiscal 2004 and 2003. The Company's primary non-cash financing activities in fiscal 2003 were the result of the restructuring of an interest rate swap in October 2002 (see Note 2i.). At the time of the restructuring of the swap, the fair value of the interest rate component of the debt was greater than the related carrying value. This difference was amortized over the remaining life of the swap as an adjustment to interest expense. As a result, the Company recognized $7.5 million of expense in fiscal year 2003.

*d. Inventories*

Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventories at October 29, 2005 and October 30, 2004 were as follows:

| | 2005 | 2004 |
|---|---|---|
| Raw materials | $ 12,414 | $ 11,281 |
| Work in process | 240,064 | 226,106 |
| Finished goods | 73,127 | 111,020 |
| Total inventories | $325,605 | $348,407 |

*e. Property, Plant and Equipment*

Property, plant and equipment is recorded at cost less allowances for depreciation. The straight-line method of depreciation is used for all classes of assets for financial statement purposes; both straight-line and accelerated methods are used for income tax purposes. Capitalized leases and leasehold improvements are amortized based upon the lesser of the term of the lease or the useful life of the asset. Depreciation and amortization are based on the following useful lives:

| | |
|---|---|
| Buildings & Building Equipment | Up to 25 years |
| Machinery & Equipment | 3-8 years |
| Office Equipment | 3-8 years |

Total depreciation of property, plant and equipment was $153 million, $150 million and $166 million in fiscal 2005, 2004 and 2003, respectively. The Company did not capitalize interest in fiscal 2005, 2004 or 2003.

The Company reviews property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to the future undiscounted cash flows the assets are expected to generate over their remaining economic lives. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their fair market value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. If such assets are not impaired, but their useful lives have decreased, the remaining net book value is amortized over the revised useful life.

### *f. Goodwill and Intangible Assets*

The Company annually evaluates goodwill for impairment as well as whenever events or changes in circumstances suggest that the carrying amount may not be recoverable from estimated discounted future cash flows. Because the Company has one reporting segment under Statement of Financial Accounting Standards No. 142 (SFAS 142), the Company utilizes the entity-wide approach for assessing goodwill for impairment and compares the Company's market value to its net book value to determine if an impairment exists. No impairment of goodwill resulted from the Company's evaluation of goodwill in any of the fiscal years presented.

Intangible assets, which will continue to be amortized, consisted of the following:

| | October 29, 2005 | | October 30, 2004 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Technology-based | $17,423 | $13,567 | $16,923 | $11,387 |
| Tradename | 1,167 | 820 | 1,167 | 696 |
| Other | 6,147 | 6,147 | 6,147 | 6,145 |
| Total | $24,737 | $20,534 | $24,237 | $18,228 |

Intangible assets' lives range from two to ten years and are amortized on the straight-line basis over their useful lives. Amortization expense was $2.4 million, $2.7 million and $2.6 million in fiscal 2005, 2004 and 2003, respectively.

The Company expects annual amortization expense for these intangible assets to be:

| Fiscal Years | Amortization Expense |
|---|---|
| 2006 | 1,562 |
| 2007 | 1,562 |
| 2008 | 938 |
| 2009 | 141 |

### *g. Grant Accounting*

The Company's manufacturing facility in Limerick, Ireland has received various grants from the Industrial Development Authority of the Republic of Ireland. These grants include capital, employment and research and development grants. Capital grants for the acquisition of property and equipment are netted against the related capital expenditures and amortized as a credit to depreciation expense over the useful life of the related asset. Employment grants, which relate to employee hiring and training, and research and development grants are recognized in earnings in the period in which the related expenditures are incurred by the Company.

### *h. Translation of Foreign Currencies*

The functional currency for the Company's foreign sales operations is the applicable local currency. Gains and losses resulting from translation of these foreign currencies into U.S. dollars are recorded in accumulated other comprehensive (loss) income. Transaction gains and losses and remeasurement of foreign currency denominated assets and liabilities are included in income currently, including those at the Company's principal foreign manufacturing operations where the functional currency is the U.S. dollar. Foreign currency transaction gains or losses included in other expenses, net, were not material in fiscal 2005, 2004 and 2003.

### *i. Derivative Instruments and Hedging Agreements*

The Company enters into forward foreign exchange contracts to offset certain operational and balance sheet exposures from the impact of changes in foreign currency exchange rates. Such exposures result from the portion of the Company's operations, assets and liabilities that are denominated in currencies other than the U.S. dollar, primarily Japanese Yen, Euro, and British Pounds Sterling. These foreign exchange contracts are entered into to support product sales, purchases and financing transactions made in the normal course of business, and accordingly, are not speculative in nature. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedges as cash flow hedges and are evaluated for effectiveness monthly.

The Company records all derivative financial instruments in the consolidated financial statements in accrued liabilities at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of the derivative financial instruments are either recognized periodically in earnings or in shareholders' equity as a component of accumulated other comprehensive income (OCI) or loss depending on whether the derivative financial instrument qualifies for hedge accounting as defined by Statement of Financial Accounting Standards No. 133 (SFAS 133), *Accounting for Derivative Instruments and Hedging Activities*. Changes in fair values of derivatives not qualifying for hedge accounting are reported in earnings as they occur.

*Foreign Exchange Exposure Management* — The Company has significant international sales and purchase transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts. The Company's forward foreign exchange contracts are denominated in Japanese Yen, British Pounds Sterling and the Euro and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be confidently identified and quantified. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedges as cash flow hedges and are evaluated for effectiveness monthly. As the terms of the contract and the underlying transaction are matched at inception, forward contract effectiveness is calculated by comparing the change in fair value of the contract to the change in the forward value of the anticipated transaction, with the effective portion of the gain or loss on the derivative instrument reported as a component of OCI in shareholders' equity and reclassified into earnings in the same period during which the hedged transaction affects earnings. Any residual change in fair value of the instruments, or ineffectiveness, is recognized immediately in other income/expense. No ineffectiveness was recognized in fiscal 2005, 2004 or 2003.

Additionally, the Company enters into forward foreign currency contracts that economically hedge the gains and losses generated by the remeasurement of certain recorded assets and liabilities in a non-functional currency. Changes in the fair value of these undesignated hedges are recognized in other income/expense immediately as an offset to the changes in the fair value of the asset or liability being hedged.

*Interest Rate Exposure Management* — In the fourth quarter of fiscal 2003, the Company terminated a swap agreement that had the effect of swapping the 4.75% fixed rate of the Company's Convertible Subordinated Notes (the "Notes") into a LIBOR-based floating rate. The swap was terminated due to the Company's decision to call for the redemption of its Notes (see Note 8). The terminated swap was originally entered into in January 2002 and hedged the benchmark interest rate of the $1,200 million Notes. The swap was a derivative instrument as defined by SFAS 133 and was designated as a fair value hedge at inception. As the critical terms of the interest rate swap and the underlying interest component of the Company's Notes were matched at inception, effectiveness was calculated by comparing the change in the fair value of the contract to the change in the fair value of the interest rate component, with the effective portion of the gain or loss on the derivative instrument reported in other income/expense. The Company evaluated this fair value hedge for effectiveness quarterly, and restructured certain terms in October 2002 to provide for an even more highly effective hedge relationship with the Notes. The restructuring resulted in an interest rate swap with terms more favorable to the Company, offset by a promise to pay a fixed amount over time to the counterparty regardless of when the swap was terminated. The restructuring, which had no impact on earnings, increased the interest rate swap asset by $27 million, with an offsetting debt liability of an equal amount. The fair value hedge was determined to be highly effective during each quarter, and a minor amount of ineffectiveness was recorded in other income/expense during fiscal year 2003.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the consolidated financial statements. The market risk associated with these instruments resulting from currency exchange rate or interest rate movements is expected to offset the market risk of the underlying transactions, assets and liabilities being hedged. The counterparties to the agreements relating to the Company's foreign exchange and interest rate instruments consist of a number of major international financial institutions with high credit ratings. The Company does not believe that there is significant risk of nonperformance by these counterparties because the Company continually monitors the credit ratings of such counterparties, and limits the financial exposure with any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparties.

**Accumulated Derivative Gains or Losses**

The following table summarizes activity in accumulated other comprehensive (loss) income related to derivatives classified as cash flow hedges held by the Company during the period of November 2, 2003 through October 29, 2005:

| | 2005 | 2004 |
|---|---|---|
| Balance at beginning of year | $ 2,095 | $ 2,809 |
| Changes in fair value of derivatives — (loss) gain | (4,718) | 5,526 |
| Reclassifications into earnings from other comprehensive income | (1,723) | (6,240) |
| Balance at end of year | $(4,346) | $ 2,095 |

All of the accumulated (loss) gain will be reclassified into earnings over the next twelve months.

### *j. Fair Values of Financial Instruments*

The following estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

| | October 29, 2005 | | October 30, 2004 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| **Assets:** | | | | |
| Cash and cash equivalents | $ 627,591 | $ 627,591 | $ 518,940 | $ 518,940 |
| Short-term investments | 2,078,351 | 2,078,351 | 2,166,030 | 2,166,030 |
| Deferred compensation investments | 277,317 | 277,317 | 318,551 | 318,551 |
| Other investments | 2,424 | 2,424 | 3,854 | 3,854 |
| **Foreign Currency Instruments & Interest Rate Agreements:** | | | | |
| Interest rate swap and cap agreements | 303 | 303 | 854 | 854 |
| Forward foreign currency exchange contracts | (1,443) | (1,443) | 2,157 | 2,157 |

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

***Cash, cash equivalents and short-term investments*** — These investments, except for those classified as held-to-maturity, which are carried at amortized cost, are adjusted to fair value based on quoted market values.

***Deferred compensation plan investments and other investments*** — The fair value of these investments is based on quoted market values, with the exception of private-company equity investments that are carried at cost.

***Interest rate swap and cap agreements*** — The fair value of interest rate swap and cap agreements is obtained from dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate the agreements taking into consideration current interest rates.

***Forward foreign currency exchange contracts*** — The estimated fair value of forward foreign currency exchange contracts, which includes derivatives that are accounted for as cash flow hedges and those that are not designated as cash flow hedges, is based on the estimated amount at which they could be settled based on forward market exchange rates.

### *k. Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates relate to the useful lives of fixed assets, allowances for doubtful accounts and customer returns, the net realizable value of inventory, potential reserves relating to litigation matters, accrued liabilities, accrued taxes, deferred tax valuation allowances and other reserves. Actual results could differ from those estimates, and such differences may be material to the financial statements.

*l. Concentrations of Credit Risk*

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments and trade accounts receivable.

The Company maintains cash, cash equivalents and short-term investments and long-term investments with high credit quality financial institutions and monitors the amount of credit exposure to any one financial institution and issuer.

The Company sells its products to distributors and original equipment manufacturers involved in a variety of industries including industrial process automation, instrumentation, defense/aerospace, automotive, communications, computers and computer peripherals and consumer electronics. The Company has adopted credit policies and standards to accommodate growth in these markets. The Company performs continuing credit evaluations of its customers' financial condition and although the Company generally does not require collateral, letters of credit may be required from its customers in certain circumstances. Reserves are provided for estimated amounts of accounts receivable that may not be collected.

*m. Concentration of Other Risks*

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing technologies, the ability to safeguard patents and intellectual property in a rapidly evolving market and reliance on assembly and test subcontractors, third-party wafer fabricators and independent distributors. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. The Company is exposed to the risk of obsolescence of its inventory depending on the mix of future business. Additionally, the Company utilizes third-party wafer fabricators as sole-source suppliers, primarily Taiwan Semiconductor Manufacturing Company. As a result, the Company may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors.

*n. Revenue Recognition*

Revenue and the related cost of sales on shipments to distributors are deferred until the distributors resell the products to end-users. Deferred amounts are presented net and included as "Deferred income on shipments to distributors" in the Company's consolidated balance sheets. Revenue from product sales to end-users is recognized when title passes, which for shipments to certain foreign countries is subsequent to product shipment. Title for these shipments ordinarily passes within a week of shipment. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating a reserve.

Shipping costs are charged to cost of sales as incurred.

The Company generally offers a 12-month warranty for its products. The Company's warranty policy provides for replacement of the defective product. Specific accruals are recorded for known product warranty issues. Product warranty expenses during fiscal 2005, 2004 and 2003 were not material.

### o. *Accumulated Other Comprehensive (Loss) Income*

Other comprehensive (loss) income includes certain transactions that have generally been reported in the consolidated statement of shareholders' equity. Accumulated other comprehensive (loss) income is comprised of minimum pension liability adjustments, unrealized gains (losses) on available-for-sale securities, foreign currency translation adjustments and net gain or loss on derivative instruments designated as cash flow hedges.

The components of accumulated other comprehensive income at October 29, 2005 and October 30, 2004 consisted of the following:

| | 2005 | 2004 |
|---|---|---|
| Minimum pension liability adjustments | $ (6,067) | $(3,606) |
| Unrealized (losses) gains on available-for-sale securities | (12,427) | 89 |
| Foreign currency translation | 3,576 | 5,171 |
| Unrealized (losses) gains on derivative instruments | (4,346) | 2,095 |
| Total accumulated other comprehensive (loss) income | $(19,264) | $ 3,749 |

### p. *Advertising Expense*

Advertising costs are expensed as incurred. Advertising expense was $10.5 million in fiscal 2005, $11.9 million in fiscal 2004 and $12.1 million in fiscal 2003.

### q. *Income Taxes*

Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. Additionally, deferred tax assets and liabilities are separated into current and noncurrent amounts based on the classification of the related assets and liabilities for financial reporting purposes.

### r. *Earnings Per Share of Common Stock*

Basic earnings per share is computed based only on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of potential future issuances of common stock relating to stock option programs and other potentially dilutive securities. In calculating diluted earnings per share, the dilutive effect of stock options is computed using the average market price for the respective period. Potential shares related to convertible debt and certain of the Company's outstanding stock options were excluded because they were anti-dilutive. Those potential shares related to the Company's outstanding stock options could be dilutive in the future. The following table sets forth the computation of basic and diluted earnings per share:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Basic:** | | | |
| Net income | $414,787 | $570,738 | $298,281 |
| Weighted average shares outstanding | 371,791 | 375,031 | 365,485 |
| Earnings per share | $ 1.12 | $ 1.52 | $ 0.82 |
| **Diluted:** | | | |
| Net income | $414,787 | $570,738 | $298,281 |
| Weighted average shares outstanding | 371,791 | 375,031 | 365,485 |
| Assumed exercise of common stock equivalents | 11,683 | 17,823 | 16,742 |
| Weighted average common and common equivalent shares | 383,474 | 392,854 | 382,227 |
| Earnings per share | $ 1.08 | $ 1.45 | $ 0.78 |
| **Weighted average anti-dilutive shares related to:** | | | |
| Outstanding stock options | 46,452 | 14,058 | 35,487 |
| Convertible debt | — | — | 6,935 |

### s. *Stock-Based Compensation*

As permitted by Statement of Financial Accounting Standards (SFAS) 148 and SFAS 123, the Company applies the accounting provisions of Accounting Principle Board Opinion No. 25, *Accounting for Stock Issues to Employees,* and related interpretations with regard to the measurement of compensation cost for options granted under the Company's equity compensation plans, consisting of the 2001 Broad-Based Stock Option Plan, the 1998 Stock Option Plan, the Restated 1994 Director Option Plan, the Restated 1988 Stock Option Plan, the 1992 Employee Stock Purchase Plan and the 1998 International Employee Stock Purchase Plan.

On March 29, 2005 the SEC released Staff Accounting Bulletin No. 107 *Share-Based Payment,* (SAB 107), which interpreted SFAS 123(R). Based on this regulatory guidance the Company has reevaluated the methods and assumptions used to estimate the value of employee stock options granted in fiscal 2005. Management believes that implied volatility more accurately measures expected volatility due to the fact that it generally reflects the markets' expectations of the future volatility of the underlying security. Options in the Company's stock are traded on several exchanges. Management believes that using implied volatility will result in a more accurate estimate of the value of employee stock options. The Company uses a third-party specialist to calculate the implied volatility for the period that is commensurate with its expected term assumption. Because this term often exceeds the period for which there are exchange traded options in the Company's stock, the specialist uses statistical techniques to derive the implied volatility. This calculation of implied volatility is based on the most recent five day period of trades of the Company's exchange traded options as of the day of grant.

On October 18, 2005, the Company accelerated the vesting of all unvested stock options granted after December 31, 2000 awarded to employees under its stock option plans that had exercise prices of $40.00 or greater. Options issued to corporate officers and directors were not accelerated. Unvested options to purchase approximately 18 million shares became exercisable as a result of the vesting acceleration.

In connection with the modification of the terms of these options to accelerate their vesting, approximately $134 million, net of tax, is included in the pro forma table below for the fiscal year ended October 29, 2005 representing the remaining unamortized value of the impacted, unvested options. Because the exercise price of all the modified options was greater than the market price of the Company's underlying common stock on the date of their modification, no compensation expense was recorded in the statement of income in accordance with APB 25.

The primary purpose for modifying the terms of these options to accelerate their vesting was to eliminate the need to recognize remaining unrecognized non-cash compensation expense in the Company's statement of income associated with these options as measured under SFAS 123(R). The approximately $188 million ($134 million net of tax) of future expense associated with these options would have been disproportionately high compared to the economic value of the options as of the date of modification. SFAS 123(R) is required to be adopted by the Company effective the beginning of the first quarter of fiscal 2006 and will require that compensation expense associated with stock options be recognized in the statement of income, rather than being disclosed in a pro forma footnote to the Company's consolidated financial statements.

The fair value of the Company's stock-based awards to employees was estimated using the following weighted average assumptions.

| | Options | | | ESPP | | |
|---|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2005 | 2004 | 2003 |
| Expected life (years) | 5.0 | 5.8 | 5.2 | 1.0 | 1.0 | 1.0 |
| Expected stock price volatility | 27.4% | 69.2% | 72.2% | 29.5% | 66.3% | 66.3% |
| Risk-free interest rate | 3.6% | 3.5% | 2.7% | 3.3% | 1.2% | 2.3% |
| Dividend yield | 0.68% | 0.36% | 0% | 1.08% | 0.42% | 0% |

The following is a summary of weighted average grant date fair values generated by application of the Black-Scholes model:

| | Weighted Average Grant Date Fair Value | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Stock option plans | $10.85 | $27.99 | $20.18 |
| ESPP | $ 9.52 | $12.60 | $13.91 |

Had expense been recognized using the fair value method described in SFAS 123, using the Black-Scholes option-pricing model, the Company would have reported the following results of operations:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net income, as reported | $ 414,787 | $ 570,738 | $ 298,281 |
| Add: Stock-based employee compensation expense included in reported net income, net of related tax effects | 3,796 | 5,653 | 5,746 |
| Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects | (305,350) | (213,266) | (222,562) |
| Pro forma net income | $ 113,233 | $ 363,125 | $ 81,465 |
| Earnings per share: | | | |
| Basic — as reported | $ 1.12 | $ 1.52 | $ 0.82 |
| Basic — pro forma | $ 0.30 | $ 0.97 | $ 0.22 |
| Diluted — as reported | $ 1.08 | $ 1.45 | $ 0.78 |
| Diluted — pro forma | $ 0.29 | $ 0.91 | $ 0.22 |

As disclosed in Note 11, on November 15, 2005 the Company announced that a tentative settlement of the SEC's previously announced stock option investigation has been reached. The Company has determined that no restatement of its historical financial results would be necessary due to the proposed settlement, because the effects of using revised measurement dates for options granted in 1998, 1999 and 2001 are not material to any of the fiscal years 1998 through 2005, based on the materiality guidelines contained in SAB 99. Accordingly, the tables presented above have not been restated to reflect the effects of using the revised measurement dates.

SFAS No. 123(R) clarifies the timing for recognizing compensation expense for awards subject to acceleration of vesting on retirement. This compensation expense must be recognized over the period from the date of grant to the date retirement eligibility is met if it is shorter than the vesting term. Upon adoption of SFAS 123(R) in the first quarter of fiscal 2006, the Company's policy regarding the timing of option expense recognition for employees eligible for retirement will be changed to recognize compensation cost over the period through the date that the employee is no longer required to provide service to earn the award. Prior to the adoption of SFAS 123(R), the Company's policy was to recognize these compensation costs over the vesting term. Had the Company applied these non-substantive vesting provisions required by SFAS 123(R), the impact on the pro forma net earnings presented above would have been immaterial for all fiscal years presented.

### *t. New Accounting Standards*

*Accounting Changes and Error Corrections*

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, *Accounting Changes and Error Corrections* (SFAS 154) which supersedes APB Opinion No. 20, *Accounting Changes* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retroactively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material impact on its consolidated results of operations and financial condition.

*Asset Retirements*

In March 2005, the FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143* (FIN 47). FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS 143, *Accounting for Asset Retirement Obligations*, and refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company is currently analyzing FIN 47 and believes the adoption of FIN 47 will not have a material impact on the Company's financial condition, results of operations or liquidity.

*Nonmonetary Assets*

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29* (SFAS 153). SFAS 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 in our fourth fiscal quarter of fiscal 2005 did not impact the Company's financial condition, results of operations or liquidity.

*Inventory Costs*

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4* (SFAS 151). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the provisions of SFAS 151 and does not believe that its adoption will have a material impact on the Company's financial condition, results of operations or liquidity.

*Stock-Based Compensation*

On December 16, 2004, the FASB issued SFAS 123 (revised 2004), *Share-Based Payment,* which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS 123(R)). SFAS 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends SFAS No. 95, *Statement of Cash Flows.* SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure is no longer an alternative.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods. A "modified prospective" method recognizes compensation cost beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. A "modified retrospective" method includes the requirements of the modified prospective method described above, but also permits entities to restate their historical financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) for all prior periods presented or (b) for prior interim periods of the year of adoption.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R) will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. SFAS 123(R) is required to be adopted effective at the beginning of the first quarter of fiscal 2006. The Company adopted SFAS 123(R) in fiscal year 2006 on October 30, 2005 using the modified prospective application method. The Company estimates that expense related to share-based payments to employees will have an impact on diluted earnings per share of approximately $0.04 in the first quarter of fiscal 2006.

### 3. Industry and Geographic Segment Information

The Company operates and tracks its results in one reportable segment. The Company designs, develops, manufactures and markets a broad range of integrated circuits. The Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by SFAS 131, *Disclosures about Segments of an Enterprise and Related Information*.

*Geographic Information*

The Company operates in the following major geographic areas. Trade sales data is based upon point of sale and property, plant and equipment data is based upon physical location. The predominant countries comprising European operations are Ireland, England, France and Germany. The predominant countries comprising Rest of Asia are Taiwan and Korea.

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Sales** | | | |
| United States | $ 598,518 | $ 649,515 | $ 523,075 |
| Europe | 546,970 | 513,625 | 428,578 |
| Japan | 454,471 | 508,941 | 373,753 |
| China | 260,397 | 378,688 | 219,019 |
| Rest of Asia | 528,452 | 583,031 | 502,843 |
| Total sales | $2,388,808 | $2,633,800 | $2,047,268 |
| **Property, plant and equipment** | | | |
| Ireland | $ 209,807 | $ 229,297 | |
| All other European Countries | 2,993 | 3,491 | |
| Subtotal Europe | 212,800 | 232,788 | |
| United States | 268,676 | 302,873 | |
| Canada | 638 | 840 | |
| Philippines | 112,245 | 125,570 | |
| Japan | 771 | 737 | |
| China and Rest of Asia | 4,776 | 4,971 | |
| Total property, plant and equipment | $ 599,906 | $ 667,779 | |

## 4. Special Charges

**Fiscal 2005 Special Charges:**

| | |
|---|---|
| Closure of wafer fabrication facility: | |
| Severance related costs | $20,315 |
| Reorganization of product development and support programs: | |
| Severance related costs | 11,165 |
| Total fiscal 2005 special charges | $31,480 |

*Fiscal 2005 — Closure of Wafer Fabrication Facility*

During the fourth quarter of fiscal 2005, the Company recorded a special charge of $20 million as a result of a decision to close its California wafer fabrication operations and transfer production to facilities located in Massachusetts and Ireland, as well as to third-party wafer fabricators. The charge was for severance and fringe benefit costs that were recorded pursuant to the Company's ongoing benefit plan for 339 manufacturing employees and 28 general and administrative employees. As of October 29, 2005, the employment of none of these employees had been terminated. In addition to the charge recorded in the fourth quarter of fiscal 2005, the Company expects to incur additional expenses related to this action during fiscal 2006. These additional charges will consist of approximately $22 million of non-cash cost of sales expenses for additional depreciation due to shortened useful lives of certain manufacturing equipment, approximately $2.4 million for stay-on bonuses and approximately $6 million for estimated lease termination and clean-up costs. The closure of these facilities is expected to be completed by the end of fiscal 2006.

*Fiscal 2005 — Reorganization of Product Development and Support Programs*

During the fourth quarter of fiscal 2005, the Company recorded a special charge of $11 million as a result of its decision to reorganize its product development and support programs with the goal of providing greater focus on its analog and DSP product programs. The charge was for severance and fringe benefit costs that were recorded pursuant to the Company's ongoing benefit plan or statutory requirements at foreign locations for 60 manufacturing employees and 154 engineering and selling, manufacturing, general and administrative employees. As of October 29, 2005, the employment of 49 of these employees had been terminated. In addition to this charge in the fourth quarter of fiscal 2005, the Company expects to incur approximately $2 million of additional expenses related to this action during fiscal 2006. The additional expenses relate to facilities closure costs and estimated lease termination costs. Most of this action is expected to be complete by the end of the first quarter of fiscal 2006 and will be fully completed by the end of fiscal 2006.

**Fiscal 2003 Special Charges:**

| | |
|---|---|
| Fourth quarter special charge: | |
| Severance related costs | $ 2,027 |
| Abandonment of equipment | 5,965 |
| Other asset impairments | 1,186 |
| Other | 15 |
| Total | $ 9,193 |
| Third quarter special charge: | |
| Abandonment of equipment | $ 4,694 |
| Change in estimates of previous special charges | (4,353) |
| Total | $ 341 |
| Total fiscal 2003 special charges | $ 9,534 |

*Fiscal 2003 — Fourth Quarter Special Charge*

During the fourth quarter of fiscal 2003, the Company recorded a special charge of $9.2 million as a result of a decision to close a small manufacturing facility in Belfast, Northern Ireland that supplied foundry substrate services for optical applications. The charge included $2.0 million of severance and fringe benefit costs for approximately 57 manufacturing employees and 14 engineering and administrative employees all of which had been paid by the end of the second quarter of fiscal 2004. The charge also included $6 million related to the write-down of property, plant and equipment to its fair value and $1.2 million related to the write-down of various other assets to their fair values. The closure was completed during the second quarter of fiscal 2004.

*Fiscal 2003 — Third Quarter Special Charge*

During the third quarter of fiscal 2003, the Company recorded a special charge of $0.3 million. The charge included a $2.0 million write-down of equipment to fair value due to a decision to outsource the assembly of products in plastic packages, which had been done internally at the Company's facility in the Philippines. This amount was the net book value of the assets used in plastic assembly, net of proceeds received from the sale in the third quarter of a portion of the assets. The Company also decided to abandon efforts to develop a particular expertise in optical communications that resulted in the write-down of $2.7 million of equipment to its fair value. During the quarter ended August 2, 2003, the Company determined that costs remaining to be paid for certain previous restructuring charges would be less than the amount originally recorded and the Company recorded a change in estimate reducing the restructuring accruals by $4.4 million.

A summary of the activity in accrued restructuring is as follows:

| Accrued Restructuring | Fiscal 2005 Closure of Wafer Fabrication Facility | Fiscal 2005 Reorganization of Product Development and Support Programs | Accrual from Previous Special Charges | Total |
|---|---|---|---|---|
| **Balance at October 30, 2004** | | | $134 | $ 134 |
| Special charges | $20,315 | $11,165 | | 31,480 |
| Severance payments | — | (457) | (134) | (591) |
| **Balance at October 29, 2005** | $20,315 | $10,708 | $ — | $31,023 |

## 5. Deferred Compensation Plan Investments

Deferred compensation plan investments are classified as trading and the components of the investments as of October 29, 2005 and October 30, 2004 were as follows:

| | 2005 | 2004 |
|---|---|---|
| Corporate obligations | $249,329 | $181,396 |
| Money market funds | 14,250 | 33,866 |
| Mutual funds | 13,738 | 23,129 |
| U.S. Government agency | — | 80,160 |
| **Total deferred compensation plan investments — short and long term** | $277,317 | $318,551 |

The fair values of these investments are based on published market quotes on October 29, 2005 and October 30, 2004, respectively. Adjustments to fair value of, and income pertaining to, deferred compensation plan investments are recorded in operating expenses. Gross realized and unrealized gains and losses from trading securities were not material in fiscal 2005, fiscal 2004 and fiscal 2003.

Investments are offset by a corresponding liability to the plan participants (see Note 9). These investments are specifically designated as available to the Company solely for the purpose of paying benefits under the Company's deferred compensation plan. However, in the event the Company became insolvent, the investments would be available to all unsecured general creditors.

## 6. Other Investments

Other investments consist of equity securities and other long-term investments. Investments are stated at fair value, which is based on market quotes, interest rates or management estimates, as appropriate. Adjustments to fair value of investments classified as available-for-sale are recorded as an increase or decrease in accumulated other comprehensive (loss) income, unless the adjustment is considered an other-than-temporary impairment, in which case the adjustment is recorded as a charge in the statement of income.

There were no realized gains or losses recorded in fiscal 2005 or fiscal 2003. Realized losses of $1.7 million were recorded in fiscal 2004.

Unrealized losses of $1.4 million ($0.9 million net of tax) were recorded in fiscal 2005, unrealized gains of $1.8 million ($1.2 million net of tax) were recorded in fiscal 2004 and unrealized gains of $4.2 million ($2.7 million net of tax) were recorded in fiscal 2003.

Long-term investments classified as available-for-sale were approximately $2.4 million and $3.9 million at October 29, 2005 and October 30, 2004, respectively.

## 7. Accrued Liabilities

Accrued liabilities at October 29, 2005 and October 30, 2004 consisted of the following:

| | 2005 | 2004 |
|---|---|---|
| Accrued compensation and benefits | $ 70,668 | $ 77,565 |
| Special charges | 31,023 | 134 |
| Other | 60,460 | 50,184 |
| Total accrued liabilities | $162,151 | $127,883 |

## 8. Debt and Credit Facilities

The Company had no debt or short-term borrowings outstanding at October 29, 2005 and October 30, 2004.

On October 1, 2003, the Company redeemed its $1,200 million 4.75% Convertible Subordinated Notes (Notes), which were due in October 2005 but allowed for early redemption. The redemption price was 101.90% of the principal amount of the Notes or $1,223 million. The Company recognized a net loss on debt extinguishment of $0.2 million in fiscal 2003, which was comprised of a gain on the Notes redemption of $10.8 million due to the carrying value of the Notes being greater than the redemption value as a result of the mark-to-market of the interest rate component, which was being hedged by an interest rate swap agreement, of the Notes to fair value. This gain was offset by a write-off of $11.0 million of deferred financing fees. This net loss is included in fiscal 2003 in Other, net in the consolidated statements of income.

## 9. Deferred Compensation Plan Liability and Other Noncurrent Liabilities

The deferred compensation plan liability relates to obligations due under the Analog Devices, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan"). The Deferred Compensation Plan allows certain members of management and other highly-compensated employees and non-employee directors to defer receipt of all or any portion of their compensation. Prior to January 1, 2005, participants could also defer gains on stock options and restricted stock granted before July 23, 1997. The balance represents Deferred Compensation Plan participant accumulated deferrals, and earnings thereon, since the inception of the Deferred Compensation Plan, net of withdrawals. The total expense to the Company of the Deferred Compensation Plan was $9.9 million in fiscal 2005, $15.9 million in fiscal 2004 and $17.8 million in fiscal 2003. The Company's liability under the Deferred Compensation Plan is an unsecured general obligation of the Company. Other noncurrent liabilities primarily relate to pension liabilities.

## 10. Lease Commitments

The Company leases certain of its facilities, equipment and software under various operating leases that expire at various dates through 2015. The lease agreements frequently include renewal and escalation clauses and require the Company to pay taxes, insurance and maintenance costs. Total rental expense under operating leases was approximately $45 million in fiscal 2005, $43 million in fiscal 2004, and $41 million in fiscal 2003.

The following is a schedule of future minimum rental payments required under long-term operating leases at October 29, 2005:

| Fiscal Years | Operating Leases |
|---|---|
| 2006 | $30,019 |
| 2007 | 25,727 |
| 2008 | 16,789 |
| 2009 | 6,019 |
| 2010 | 5,352 |
| Later Years | 407 |
| Total | $84,313 |

## 11. Commitments and Contingencies

*Tentative Settlement of the SEC's Previously Announced Stock Option Investigation*

In the Company's Form 10-K filing dated November 30, 2004, the Company disclosed that the Securities and Exchange Commission (SEC) had initiated an inquiry into its stock option granting practices, focusing on options that were granted shortly before the issuance of favorable financial results. On November 15, 2005, the Company announced that a tentative settlement has been reached.

Since receiving notice of this inquiry, the Company has been cooperating with the SEC and believes that the matter will be concluded in the near future. The Company and its President and CEO, Mr. Jerald G. Fishman, have made an offer of settlement to the Staff of the SEC, which is subject to agreement regarding the specific language of the SEC's administrative order and other settlement documents. The SEC Staff has decided to recommend the offer of settlement to the Commission. A final settlement is subject to review and approval by the Commission.

The Company's Board of Directors and Mr. Fishman believe that it is in the best interests of the Company's shareholders to settle this case on the proposed terms rather than face a protracted dispute with the SEC.

The contemplated settlement addresses two separate issues. The first issue concerns the Company's disclosure regarding grants of options to employees and directors prior to the release of favorable financial results. Specifically, the issue relates to options granted to employees (including officers) of the Company on November 30, 1999 and to employees (including officers) and directors of the Company on November 10, 2000. The SEC settlement would conclude that the Company should have made disclosures in its proxy filings to the effect that the Company priced these stock options prior to releasing favorable financial results.

The second issue addressed by the tentative settlement concerns the grant dates for options granted to employees (including officers) in 1998 and 1999, and the grant date for options granted to employees (including officers) and directors in 2001. Specifically, the settlement would conclude that the appropriate grant date for the September 4, 1998 options should have been September $8^{th}$ (which is one trading day later than the date that was used to price the options); the appropriate grant date for the November 30, 1999 options should have been November $29^{th}$ (which is one trading day earlier than the date that was used); and the appropriate grant date for the July 18, 2001 options should have been July $26^{th}$ (which is five trading days after the original date).

In connection with the contemplated settlement, the Company would consent to a cease-and-desist order under Section 10(b) of the Securities Exchange Act and Rule 10b-5 thereunder, would pay a civil money penalty of $3 million, and would reprice options granted to Mr. Fishman and other directors in certain years.

Options granted to all other employees would be excluded from the repricing. Mr. Fishman would consent to a cease-and-desist order under Sections 17(a)(2) and (3) of the Securities Act, would pay a civil money penalty of $1 million, and would make a disgorgement payment with respect to options granted in certain years. With the exception of options granted in 1998, Mr. Fishman has not exercised or sold any of the options identified in this matter. The Company and Mr. Fishman would settle this matter without admitting or denying the Commission's findings.

The Company has determined that no restatement of its historical financial results would be necessary due to the proposed settlement, because the effects of using revised measurement dates for options granted in 1998, 1999 and 2001 are not material to any of the fiscal years 1998 through 2005, based on the materiality guidelines contained in SAB 99. If a stock-based compensation charge had been taken as a result of the revised measurement dates for these option grants to all employees (including officers) and directors, the net income of the Company for fiscal years 1998 through 2005 would have been reduced by $21.8 million in total. During this period, the Company earned cumulative net income of over $2.5 billion. There would be no impact on revenue, cash flow from operations, or shareholders' equity as a result of using the revised measurement dates. The impact on net income in individual fiscal years would have been as follows: fiscal 1998 ($0.2 million), fiscal 1999 ($1.4 million), fiscal 2000 ($1.8 million), fiscal 2001 ($3.7 million), fiscal 2002 ($8.1 million), fiscal 2003 ($6.1 million), fiscal 2004 ($0.5 million).

*Other Commitments and Contingencies*

On June 14, 2005, Biax Corporation filed its first amended complaint for patent infringement in the United States District Court for the Eastern District of Texas against the Company and Intel Corporation, alleging that the Company infringed three patents owned by Biax relating to parallel processors. On November 7, 2005, Biax filed a second amended complaint alleging that the Company infringed two additional patents. Prior to the filing of the first amended complaint, the Company was unaware of Biax or this action. The first amended complaint seeks injunctive relief, unspecified damages with interest, as well as Biax's costs, expenses and fees. On August 3, 2005, the Company filed an answer and counterclaimed against Biax. In the counterclaim, the Company seeks rulings that the patents are not infringed, the patents are invalid and the patents are unenforceable. The case has not yet entered the discovery phase. The Company intends to vigorously defend against these allegations. The Company is unable at this time to predict the outcome of this litigation.

On November 6, 2003, Enron Corporation commenced a proceeding in the United States Bankruptcy Court for the Southern District of New York. On December 1, 2003, Enron filed an amended complaint to add the Company as a defendant in such proceeding. The amended complaint alleges that transfers made by Enron in satisfaction of obligations it had under commercial paper are recoverable as preferential transfers and fraudulent transfers and are subject to avoidance under the United States Bankruptcy Code. It is alleged that payments made in premature satisfaction of obligations under commercial paper totaling approximately $20 million are recoverable from J.P. Morgan Securities, Inc., Fleet Capital Markets, Fleet National Bank and/or the Company. The Company sold $20 million of Enron commercial paper to Fleet and did not enter into any direct transactions with Enron. The Company filed a motion to dismiss the adversary proceeding. The motion to dismiss was denied by order dated June 30, 2005. The Company intends to vigorously defend against these claims. Although the Company believes it has meritorious defenses to the asserted claims, it is unable at this time to predict the outcome of this proceeding.

The Company is currently under routine audit by the United States Internal Revenue Service (the "IRS") for fiscal years 2001, 2002 and 2003. The audit has not been completed and the IRS has not issued a report on its audit.

From time to time as a normal incidence of the nature of the Company's business, various claims, charges and litigation are asserted or commenced against the Company arising from, or related to, contractual matters, patents, trademarks, personal injury, environmental matters, product liability, insurance coverage and personnel and employment disputes. As to such claims and litigation the Company can give no assurance that it will prevail.

The Company does not believe that any of the matters above will have a material adverse effect on the Company's consolidated results of operations or financial position, although an adverse outcome of any of these matters is possible and could have a material adverse effect on the Company's consolidated results of operations or cash flows in the quarter or annual period in which one or more of these matters are resolved.

## 12. Shareholders' Equity

*Stock Plans*

On December 5, 2001, the Board of Directors approved the 2001 Broad-Based Stock Option Plan (2001 Plan), which provides for the issuance of stock options to purchase up to 50 million shares of common stock. The 2001 Plan provides for the issuance of stock options to non-officer employees, consultants and advisors at a price not less than 100% of the fair market value of the common stock at the time the option is granted. The Company cannot grant options under the 2001 Plan to directors or officers.

In fiscal 1998, the shareholders approved the 1998 Stock Option Plan (1998 Plan), which provides for the issuance of nonstatutory and incentive stock options to purchase up to 30 million shares of common stock. In March 2000, the shareholders approved an amendment to the 1998 Plan to increase the shares reserved for issuance by an additional 34 million shares. Officers, employees, directors, consultants and advisors of the Company and its subsidiaries are eligible to be granted options under this plan at a price not less than 100% (110% in the case of incentive stock options granted to 10% or greater shareholders) of the fair market value of the common stock on the date the option is granted. The Company's 1988 Stock Option Plan (1988 Plan) was terminated upon adoption of the 1998 Plan; however, options to purchase common stock remain outstanding under the 1988 Plan.

While the Company may grant to employees options that become exercisable at different times or within different periods, the Company has generally granted to employees options that are exercisable on a cumulative basis in annual installments of 33⅓% on each of the third, fourth and fifth anniversaries of the date of grant or in annual installments of 25% on each of the second, third, fourth and fifth anniversaries of the date of grant.

The Board of Directors authorized that from and after March 14, 2000, all options granted to non-employee directors will be granted under the 1998 Plan, under which each non-employee director is granted annually a non-statutory stock option to purchase shares of common stock at an exercise price equal to the fair market value on the date of grant. The options granted to directors under the 1998 Plan are exercisable on a cumulative basis in annual installments of 33⅓% on each of the first, second and third anniversaries of the date of grant. The Company's 1994 Director Option Plan, which was restated in 1998, was terminated effective March 14, 2000; however, options to purchase shares of common stock remain outstanding under the 1994 Director Option Plan.

Information with respect to activity under the stock option plans is set forth below:

| Stock Option Activity | Shares Available for Grant | Options Outstanding | |
|---|---|---|---|
| | | Number | Weighted Average Price Per Share |
| **Balance, November 2, 2002** | 44,005 | 85,851 | $25.41 |
| Shares canceled upon termination of expired stock plans | (83) | — | — |
| Options granted | (1,422) | 1,422 | 33.10 |
| Options exercised | — | (6,617) | 8.87 |
| Options canceled | 2,092 | (2,092) | 36.06 |
| **Balance, November 1, 2003** | 44,592 | 78,564 | 26.66 |
| Options granted | (12,888) | 12,888 | 45.38 |
| Options exercised | — | (9,031) | 12.44 |
| Options canceled | 2,145 | (2,145) | 34.54 |
| **Balance, October 30, 2004** | 33,849 | 80,276 | 31.00 |
| Options granted | (12,904) | 12,904 | 37.60 |
| Options exercised | — | (5,179) | 14.88 |
| Options canceled | 2,512 | (2,512) | 38.57 |
| **Balance, October 29, 2005** | 23,457 | 85,489 | $32.75 |

The following table summarizes information about options outstanding at October 29, 2005:

| Range of Exercise Price | Outstanding Options | | | Options Exercisable | |
|---|---|---|---|---|---|
| | Number Outstanding At 10/29/05 | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price | Number Exercisable at 10/29/05 | Weighted Average Exercise Price |
| $ 3.74-$ 9.93 | 11,079 | 2.1 | $ 7.12 | 11,075 | $ 7.12 |
| $ 9.94-$19.85 | 446 | 2.8 | 13.62 | 442 | 13.56 |
| $19.86-$29.78 | 22,381 | 5.6 | 24.12 | 15,907 | 25.66 |
| $29.79-$59.55 | 51,107 | 7.1 | 41.87 | 34,019 | 43.07 |
| $59.56-$99.25 | 476 | 4.5 | 73.80 | 409 | 75.85 |
| $ 3.74-$99.25 | 85,489 | 6.0 | $32.75 | 61,852 | $32.16 |

Options exercisable at October 30, 2004 and November 1, 2003 were 32,688,000 and 29,097,000, respectively.

The Company has an employee stock purchase plan (ESPP) that allows eligible employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the fair market value at specified dates. Employees purchased a total of 399,073 shares of common stock under this plan in fiscal 2005 (411,355 shares and 414,382 shares in fiscal 2004 and fiscal 2003, respectively) for a total purchase price of $12.6 million ($13.1 million and $12.9 million in fiscal 2004 and fiscal 2003, respectively). At October 29, 2005, a total of 1,329,198 common shares remained available for issuance under the ESPP.

Under the 1991 Restricted Stock Plan, which expired in December 2000, a maximum of 5,400,000 shares of common stock were authorized for awards by the Company to key employees for nominal consideration. Shares awarded under the plan were restricted as to transfer, usually for a period of five years and, under certain conditions, were subject to repurchase by the Company at the original purchase price per share. During fiscal 2005 and fiscal 2004, there was no compensation expense recorded in connection with grants made under this plan. During fiscal 2003, $0.4 million of compensation expense was recorded in connection with grants made under this plan. As of October 29, 2005, there were no common shares that remained subject to forfeiture under the 1991 Restricted Stock Plan.

As of October 29, 2005, a total of 110,275,905 common shares were reserved for issuance under the Company's stock plans.

*Common Stock Repurchase*

In August 2004, the Company's Board of Directors approved the repurchase of up to $500 million of the Company's common stock. On May 11, 2005, the Company's Board of Directors amended the stock repurchase program by increasing the total amount of the Company's common stock the Company can repurchase from $500 million to $1 billion of common stock. Under the repurchase program, the Company may repurchase outstanding shares of its common stock from time to time in the open market and through privately negotiated transactions. Unless terminated earlier by resolution of the Company's Board of Directors, the repurchase program will expire when the Company has repurchased all shares authorized for repurchase under the repurchase program. As of October 29, 2005, the Company had repurchased 18,488,456 shares of its common stock under this plan for approximately $663 million at an average purchase price of $35.86 per share.

*Preferred Stock*

The Company has 471,934 authorized shares of $1.00 par value preferred stock, none of which is issued or outstanding. The Board of Directors is authorized to fix designations, relative rights, preferences and limitations on the preferred stock at the time of issuance. An aggregate of 300,000 shares of preferred stock have been designated as Series A Junior Participating Preferred Stock for issuance in connection with the Company's Stockholder Rights Plan.

*Common Stock Purchase Rights*

In March 1998, the Board of Directors adopted a Stockholder Rights Plan (the Stockholder Rights Plan) that replaced a plan adopted by the Board in 1988. Pursuant to the Stockholder Rights Plan, after giving effect to the Company's two-for-one stock split effected on March 15, 2000, each share of the Company's common stock currently has an associated one-half of a right. Under certain circumstances, each whole right would entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $180 in cash, subject to adjustment.

The rights are not exercisable and cannot be transferred separately from the common stock until ten business days (or such later date as may be determined by the Board of Directors) after (i) the public announcement that a person or group of affiliated or associated persons has acquired (or obtained rights to acquire) beneficial ownership of 15% or more of common stock or (ii) the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding common stock. If and when the rights become exercisable, each holder of a right shall have the right to receive, upon exercise, that number of shares of common stock (or in certain circumstances, cash, property or other securities of the Company) that equals the exercise price of the right divided by 50% of the current market price (as defined in the Stockholder Rights Plan) per share of common stock at the date of the occurrence of such event. In the event that at any time after any person becomes an acquiring person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger or if the Company is the surviving entity, but shares of its outstanding common stock are changed or exchanged for stock or securities or cash or any other property, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a right shall thereafter have the right to receive upon exercise, that number of shares of common stock of the acquiring company that equals the exercise price of the right divided by 50% of the current market price of such common stock at the date of the occurrence of the event.

The rights have certain anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire a significant interest in the Company on terms not approved by the Board of Directors. The rights expire on March 17, 2008 but may be redeemed by the Company for $.001 per right at any time prior to the tenth day following a person's acquisition of 15% or more of the Company's common stock. So long as the rights are not separately transferable, each new share of common stock issued will have one-half of a right associated with it.

## 13. Retirement Plans

The Company and its subsidiaries have various savings and retirement plans covering substantially all employees. The Company maintains a defined contribution plan for the benefit of its eligible United States employees. This plan provides for Company contributions of up to 5% of each participant's total eligible compensation. In addition, the Company contributes an amount equal to each participant's pre-tax contribution, if any, up to a maximum of 3% of each participant's total eligible compensation. The total expense related to the defined contribution plan was $22.8 million in fiscal 2005, $22.1 million in fiscal 2004 and $21.6 million in fiscal 2003. The Company also has various defined benefit pension and other retirement plans for certain non-U.S. employees that are consistent with local statutory requirements and practices. The total expense related to the various defined benefit pension and other retirement plans for certain non-U.S. employees was $12.8 million in fiscal 2005, $10.2 million in fiscal 2004 and $8.9 million in fiscal 2003.

*Non-U.S. Plan Disclosures*

The Company's funding policy for its foreign defined benefit pension plans is consistent with the local requirements of each country. The plans' assets consist primarily of U.S. and non-U.S. equity securities, bonds, property and cash. The benefit obligations and related assets under these plans have been measured at September 30, 2005 and September 30, 2004.

Net annual periodic pension cost of non-U.S. plans is presented in the following table:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Service cost | $ 8,231 | $ 7,108 | $ 5,794 |
| Interest cost | 6,521 | 5,690 | 4,680 |
| Expected return on plan assets | (7,307) | (6,518) | (5,833) |
| Amortization of prior service cost | 185 | 178 | 161 |
| Amortization of transitional asset | 69 | (37) | (114) |
| Recognized actuarial loss | 648 | 350 | 362 |
| Net periodic pension cost | $ 8,347 | $ 6,771 | $ 5,050 |
| Settlement impact | $ — | $ 194 | $ — |
| Special termination benefits | $ — | $ 633 | $ — |

The special termination benefits recognized in fiscal 2004 relate to certain early retirement benefits provided in Ireland.

Obligation and asset data of the plans at each fiscal year end is presented in the following table:

| | 2005 | 2004 |
|---|---|---|
| **Change in Benefit Obligation** | | |
| Benefit obligation at beginning of year | $132,092 | $105,122 |
| Service cost | 8,231 | 7,108 |
| Interest cost | 6,521 | 5,690 |
| Settlement | — | (500) |
| Special termination benefits | — | 633 |
| Participant contributions | 2,299 | 2,132 |
| Premiums Paid | (238) | — |
| Actuarial loss | 25,231 | 4,726 |
| Benefits paid | (3,460) | (2,287) |
| Exchange rate adjustment | (7,446) | 9,468 |
| Benefit obligation at end of year | $163,230 | $132,092 |
| **Change in Plan Assets** | | |
| Fair value of plan assets at beginning of year | $ 89,277 | $ 71,871 |
| Actual return on plan assets | 18,268 | 6,141 |
| Employer contributions | 6,723 | 5,477 |
| Participant contributions | 2,299 | 2,132 |
| Settlements | — | (500) |
| Premiums Paid | (238) | — |
| Benefits paid | (3,460) | (2,287) |
| Exchange rate adjustment | (4,778) | 6,443 |
| Fair value of plan assets at end of year | $108,091 | $ 89,277 |
| **Reconciliation of Funded Status** | | |
| Funded status | $(55,139) | $(42,815) |
| Contribution between September 30 and fiscal year end | 726 | 780 |
| Unrecognized transition obligation | 26 | 81 |
| Unrecognized actuarial loss | 41,153 | 29,480 |
| Unrecognized prior service cost | 137 | 329 |
| Net amount recognized | $(13,097) | $(12,145) |
| **Amounts Recognized in the Balance Sheet Consist of** | | |
| Accrued benefit liability | $(22,580) | $(17,963) |
| Intangible asset | 149 | 269 |
| Accumulated other comprehensive income | 9,334 | 5,549 |
| Net amount recognized | $(13,097) | $(12,145) |
| Other comprehensive income attributable to change in additional minimum liability recognition | $ 3,785 | $ 1,670 |

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligation in excess of plan assets were $45.7 million,

$38.4 million, and $16.6 million respectively, at September 30, 2005 and $34.2 million, $28.8 million and $12.8 million, respectively, at September 30, 2004.

The range of assumptions used for the non-U.S. defined benefit plans reflects the different economic environments within the various countries. The projected benefit obligation was determined using the following weighted average assumptions:

| | 2005 | 2004 |
|---|---|---|
| Discount rate | 4.36% | 4.98% |
| Rate of increase in compensation levels | 3.61% | 3.57% |
| Expected long-term return on plan assets | 6.32% | 7.34% |

The expected long-term rate of return on assets is a weighted average of the long-term rates of return selected for the various countries where the Company has funded pension plans. The expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date, and the specific portfolio mix of plan assets. Management, in conjunction with its actuaries, reviewed anticipated future long-term performance of individual asset categories and considered the asset allocation strategy adopted by the Company and or the trustees of the plans. While the review considered recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

Expected fiscal 2006 Company contributions and estimated future benefit payments are as follows:

| | |
|---|---|
| **Expected Company Contributions** | |
| 2006 | $ 6,536 |
| **Expected Benefit Payments** | |
| 2006 | $ 1,560 |
| 2007 | $ 1,401 |
| 2008 | $ 2,599 |
| 2009 | $ 2,819 |
| 2010 | $ 2,329 |
| 2011-2015 | $28,164 |

The Company's year-end pension plan weighted average asset allocations by category were:

| | 2005 | Strategic Target |
|---|---|---|
| Equities | 65.46% | 67.10% |
| Bonds | 28.21% | 28.92% |
| Property | 5.56% | 3.98% |
| Other | 0.77% | — |
| Total | 100.00% | 100.00% |

The fundamental goal underlying the pension plans' investment policy is to achieve a total rate of return that exceeds inflation over the long-term by using a certain mix of assets depending on the profile of the specific plan. Investment practices must comply with applicable laws and regulations.

The Company's investment strategy is based on an expectation that equity securities will outperform debt securities over the long term. Accordingly, in order to maximize the return on assets, a majority of assets are invested in equities. Investments within each asset class are diversified to reduce the impact of losses in single investments. The use of derivative instruments is permitted where appropriate and necessary to achieve overall investment policy objectives and asset class targets.

The Company establishes strategic asset allocation percentage targets and appropriate benchmarks for each significant asset class to obtain a prudent balance between return and risk. The interaction between plan assets and benefit obligations is periodically studied by the Company and its actuaries to assist in the establishment of strategic asset allocation targets.

## 14. Income Taxes

The reconciliation of income tax computed at the U.S. federal statutory rates to income tax expense is as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| U.S. federal statutory tax rate | 35.0% | 35.0% | 35.0% |
| **Income tax provision reconciliation:** | | | |
| Tax at statutory rate | $205,692 | $256,458 | $133,642 |
| Irish income subject to lower tax rate | (79,131) | (88,733) | (46,169) |
| Repatriation of foreign earnings | 48,688 | — | — |
| Deferred compensation plan | 7,150 | — | — |
| State income taxes, net of federal benefit | 437 | 1,424 | 365 |
| Research and development tax credits | (10,982) | (8,600) | (7,000) |
| Amortization of goodwill/intangibles | 988 | 1,361 | 1,169 |
| Net foreign tax in excess of U.S. federal statutory tax rate | — | 72 | 1,185 |
| Other, net | 61 | 16 | 363 |
| Total income tax provision | $172,903 | $161,998 | $ 83,555 |

For financial reporting purposes, income before income taxes includes the following components:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Pretax income:** | | | |
| Domestic | $ 96,745 | $184,485 | $ 9,679 |
| Foreign | 490,945 | 548,251 | 372,157 |
| Total income before income taxes | $587,690 | $732,736 | $381,836 |

The components of the provision for income taxes are as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Current:** | | | |
| Federal | $ 85,760 | $ 51,934 | $28,136 |
| Foreign | 69,912 | 80,942 | 52,700 |
| State | 2,627 | 2,191 | 562 |
| Total current | $158,299 | $135,067 | $81,398 |
| **Deferred (prepaid):** | | | |
| Federal | $ 14,480 | $ 29,981 | $ 1,922 |
| Foreign | 124 | (3,050) | 235 |
| Total deferred | $ 14,604 | $ 26,931 | $ 2,157 |

On October 22, 2004, the U.S. enacted the American Jobs Creation Act of 2004 ("AJCA"). The AJCA created a temporary incentive for U.S. multinational corporations to repatriate accumulated foreign income by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. The Company decided to repatriate $1,055 million in extraordinary dividends, as defined by the AJCA, during the fourth quarter of fiscal 2005 and accordingly has recorded a tax liability of $48.7 million at October 29, 2005.

The Company continues to intend to reinvest certain of its foreign earnings indefinitely. Accordingly, no US income taxes have been provided for approximately $992 million of unremitted earnings of international subsidiaries. As of October 29, 2005, the amount of unrecognized deferred tax liability on these earnings was $180 million.

The significant components of the Company's deferred tax assets and liabilities for the fiscal years ended October 29, 2005 and October 30, 2004 are as follows:

| | 2005 | 2004 |
|---|---|---|
| **Deferred tax assets:** | | |
| Inventory reserves | $ 32,315 | $ 29,087 |
| Deferred income on shipments to distributors | 19,124 | 24,407 |
| Reserves for compensation and benefits | 32,495 | 51,013 |
| Tax credit carryovers | 42,196 | 32,838 |
| SFAS 115 mark-to-market adjustment | 10,265 | 538 |
| Other | 5,559 | 6,540 |
| Total gross deferred tax assets | 141,954 | 144,423 |
| Valuation allowance | (42,196) | (32,838) |
| Total deferred tax assets | 99,758 | 111,585 |
| **Deferred tax liabilities:** | | |
| Depreciation | 920 | (4,206) |
| Undistributed earnings of foreign subsidiaries | (1,981) | (5,788) |
| Other | (674) | (722) |
| Total gross deferred tax liabilities | (1,735) | (10,716) |
| Net deferred tax assets | $ 98,023 | $100,869 |

The valuation allowances of $42.2 million and $32.8 million at October 29, 2005 and October 30, 2004, are a full valuation allowance for the Company's state credit carryovers that will begin to expire in 2006.

The Company has provided for potential liabilities due in various jurisdictions. Judgment is required in determining the worldwide income tax expense provision. In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement arrangements among related entities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material impact on the Company's income tax provision and operating results in the period in which such determination is made.

The Company is currently under routine audit by the United States Internal Revenue Service (the "IRS") for fiscal years 2001, 2002 and 2003. The audit has not been completed and the IRS has not issued a report on its audit.

## 15. Related Party Transactions

Certain of the Company's directors are affiliated with companies that sell products to the Company. Management believes the terms and prices for the purchases of these products are no less favorable than those that could be obtained from unaffiliated parties. One of the Company's directors became a director of Taiwan Semiconductor Manufacturing Company (TSMC) during fiscal 2002. The Company purchased approximately $224 million, $337 million and $232 million of product from TSMC in fiscal year 2005, 2004 and 2003, respectively, and approximately $27 million and $15 million was payable to TSMC as of October 29, 2005 and October 30, 2004, respectively. Management anticipates that the Company will make significant purchases from TSMC in fiscal year 2006.

## 16. Subsequent Event

On November 14, 2005, the Board of Directors of the Company declared a cash dividend of $0.12 per outstanding share of common stock. The dividend will be paid on December 14, 2005 to all shareholders of record at the close of business on November 25, 2005.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Analog Devices, Inc.

We have audited the accompanying consolidated balance sheets of Analog Devices, Inc. as of October 29, 2005 and October 30, 2004, and the related consolidated statements of income, shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended October 29, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15(c). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Analog Devices, Inc. at October 29, 2005 and October 30, 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 29, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Analog Devices, Inc.'s internal control over financial reporting as of October 29, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 18, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
November 18, 2005

## ANALOG DEVICES, INC.

## SUPPLEMENTARY FINANCIAL INFORMATION
### (Unaudited)

Quarterly financial information for fiscal 2005 and fiscal 2004 (thousands, except per share amounts and as noted):

| | 4Q05 | 3Q05 | 2Q05 | 1Q05 | 4Q04 | 3Q04 | 2Q04 | 1Q04 |
|---|---|---|---|---|---|---|---|---|
| Net sales | 622,130 | 582,416 | 603,726 | 580,536 | 632,124 | 717,793 | 678,530 | 605,353 |
| Cost of sales | 259,455 | 244,178 | 257,327 | 245,008 | 255,832 | 287,271 | 277,008 | 259,888 |
| Gross margin | 362,675 | 338,238 | 346,399 | 335,528 | 376,292 | 430,522 | 401,522 | 345,465 |
| % of sales | 58% | 58% | 57% | 58% | 60% | 60% | 59% | 57% |
| **Operating expenses:** | | | | | | | | |
| Research and development | 123,704 | 119,217 | 126,642 | 127,534 | 131,798 | 133,536 | 128,478 | 120,630 |
| Selling, marketing, general and administrative | 84,715 | 84,407 | 85,813 | 83,341 | 86,354 | 89,162 | 85,282 | 79,238 |
| Special charges | 31,480 | — | — | — | — | — | — | — |
| Total operating expenses | 239,899 | 203,624 | 212,455 | 210,875 | 218,152 | 222,698 | 213,760 | 199,868 |
| % of sales | 39% | 35% | 35% | 36% | 35% | 31% | 32% | 33% |
| Operating income | 122,776 | 134,614 | 133,944 | 124,653 | 158,140 | 207,824 | 187,762 | 145,597 |
| % of sales | 20% | 23% | 22% | 22% | 25% | 29% | 28% | 24% |
| Nonoperating (income) expenses: | | | | | | | | |
| Interest expense | 5 | — | 10 | 12 | 44 | 146 | 22 | 12 |
| Interest income | (21,285) | (19,156) | (16,684) | (14,563) | (12,739) | (9,576) | (7,311) | (6,421) |
| Other, net | (610) | 94 | (94) | 568 | (382) | 523 | 57 | 2,212 |
| Total nonoperating (income) expense | (21,890) | (19,062) | (16,768) | (13,983) | (13,077) | (8,907) | (7,232) | (4,197) |
| Income before income taxes | 144,666 | 153,676 | 150,712 | 138,636 | 171,217 | 216,731 | 194,994 | 149,794 |
| % of sales | 23% | 26% | 25% | 24% | 27% | 30% | 29% | 25% |
| Provision for income taxes | 76,325 | 32,272 | 33,113 | 31,193 | 38,951 | 47,681 | 42,411 | 32,955 |
| Net income | 68,341 | 121,404 | 117,599 | 107,443 | 132,266 | 169,050 | 152,583 | 116,839 |
| % of sales | 11% | 21% | 19% | 19% | 21% | 24% | 22% | 19% |
| Per share — basic | .18 | .33 | .32 | .29 | .35 | .45 | .41 | .31 |
| Per share — diluted | .18 | .32 | .31 | .28 | .34 | .43 | .39 | .30 |
| Shares used to compute earnings per share (in thousands): | | | | | | | | |
| Basic | 369,945 | 370,985 | 370,674 | 375,561 | 376,064 | 377,144 | 374,864 | 372,052 |
| Diluted | 380,607 | 382,830 | 382,337 | 388,107 | 389,257 | 394,203 | 395,052 | 392,904 |
| Dividends declared per share | .10 | .10 | .06 | .06 | .06 | .06 | .04 | .04 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

## ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of Disclosure Controls and Procedures.* Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of Analog's disclosure controls and procedures as of October 29, 2005. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of October 29, 2005, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

(b) *Management's Report on Internal Control Over Financial Reporting.*

### Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of October 29, 2005. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, our management concluded that, as of October 29, 2005, our internal control over financial reporting is effective based on those criteria.

Our independent auditors have issued an audit report on our assessment of our internal control over financial reporting. This report appears below.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Analog Devices, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Analog Devices, Inc. maintained effective internal control over financial reporting as of October 29, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Analog Devices, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Analog Devices, Inc. maintained effective internal control over financial reporting as of October 29, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Analog Devices, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 29, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Analog Devices, Inc. as of October 29, 2005 and October 30, 2004, and the related consolidated statements of income, shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended October 29, 2005 of Analog Devices, Inc. and our report dated November 18, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
November 18, 2005

(c) *Changes in Internal Controls.* No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) occurred during the fiscal quarter ended October 29, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**ITEM 9B. OTHER INFORMATION**

Not applicable.

## PART III

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The response to this item is contained in part under the caption "EXECUTIVE OFFICERS OF THE COMPANY" in Part I of this Annual Report on Form 10-K, and the remainder is contained in our Proxy Statement for the Annual Meeting of Shareholders to be held on March 14, 2006 under the caption "Proposal 1 — Election of Directors," and is incorporated herein by reference. Information relating to certain filings on Forms 3, 4, and 5 is contained in our 2006 proxy statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference. Information required by this item pursuant to Item 401(h) and (i) of Regulation S-K relating to an audit committee financial expert and identification of the audit committee of our board of directors is contained in our 2006 proxy statement under the caption "Corporate Governance" and is incorporated herein by reference.

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We intend to disclose any amendments to, or waivers from, our code of business conduct and ethics on our website which is located at www.analog.com.

### ITEM 11. EXECUTIVE COMPENSATION

The response to this item is contained in our 2006 proxy statement under the captions "Directors' Compensation," "Information About Executive Compensation," "Severance and Other Agreements" and "Compensation Committee Interlocks and Insider Participation," and is incorporated herein by reference.

The sections entitled "Report of the Compensation Committee" and "Comparative Stock Performance Graph" in our 2006 proxy statement are not incorporated herein by reference.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The response to this item is contained in our 2006 proxy statement under the caption "Security Ownership of Certain Beneficial Owners and Management," and "Securities Authorized for Issuance Under Equity Compensation Plans," and is incorporated herein by reference.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The response to this item is contained in our 2006 proxy statement under the caption "Certain Relationships and Related Transactions," and is incorporated herein by reference.

### ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The response to this item is contained in our 2006 proxy statement under the caption "Independent Registered Public Accounting Firm Fees and Other Matters," and is incorporated herein by reference.

## PART IV

### ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following are filed as part of this Annual Report on Form 10-K:

**1. Financial Statements**

The following consolidated financial statements are included in Item 8:

— Consolidated Statements of Income for the years ended October 29, 2005, October 30, 2004 and November 1, 2003

— Consolidated Balance Sheets as of October 29, 2005 and October 30, 2004

— Consolidated Statements of Shareholders' Equity for the years ended October 29, 2005, October 30, 2004 and November 1, 2003

— Consolidated Statements of Comprehensive Income for the years ended October 29, 2005, October 30, 2004 and November 1, 2003

— Consolidated Statements of Cash Flows for the years ended October 29, 2005, October 30, 2004 and November 1, 2003

**(b) Exhibits**

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Annual Report on Form 10-K.

**(c) Financial Statement Schedules**

The following consolidated financial statement schedule is included in Item 15(c):

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the Notes thereto.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANALOG DEVICES, INC.

By: /s/ JERALD G. FISHMAN
Jerald G. Fishman
President, Chief Executive Officer and Director
(Principal Executive Officer)

Date: November 21, 2005

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ RAY STATA<br>Ray Stata | Chairman of the Board | November 21, 2005 |
| /s/ JERALD G. FISHMAN<br>Jerald G. Fishman | President,<br>Chief Executive Officer<br>and Director (Principal Executive Officer) | November 21, 2005 |
| /s/ JOSEPH E. MCDONOUGH<br>Joseph E. McDonough | Vice President-Finance<br>and Chief Financial Officer<br>(Principal Financial and Accounting Officer) | November 21, 2005 |
| /s/ JAMES A. CHAMPY<br>James A. Champy | Director | November 21, 2005 |
| /s/ JOHN L. DOYLE<br>John L. Doyle | Director | November 21, 2005 |
| /s/ JOHN C. HODGSON<br>John C. Hodgson | Director | November 21, 2005 |
| /s/ CHRISTINE KING<br>Christine King | Director | November 21, 2005 |
| /s/ F. GRANT SAVIERS<br>F. Grant Saviers | Director | November 21, 2005 |
| /s/ KENTON J. SICCHITANO<br>Kenton J. Sicchitano | Director | November 21, 2005 |
| /s/ LESTER C. THUROW<br>Lester C. Thurow | Director | November 21, 2005 |

**ANALOG DEVICES, INC.**
**ANNUAL REPORT ON FORM 10-K**
**YEAR ENDED OCTOBER 29, 2005**
**ITEM 15(c)**
**FINANCIAL STATEMENT SCHEDULE**

## ANALOG DEVICES, INC.

## SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

**Years ended October 29, 2005, October 30, 2004 and November 1, 2003**
***(Thousands)***

| Description | Balance at Beginning of Period | Additions Charged to Income Statement | Deductions | Balance at End of Period |
|---|---|---|---|---|
| **Accounts Receivable Reserves and Allowances:** | | | | |
| Year ended November 1, 2003 | $8,043 | $2,824 | $8,139 | $2,728 |
| Year ended October 30, 2004 | $2,728 | $9,575 | $7,335 | $4,968 |
| Year ended October 29, 2005 | $4,968 | $4,421 | $5,950 | $3,439 |

## Exhibit Index

| Exhibit No. | Description |
|---|---|
| 3.1 | Restated Articles of Organization of Analog Devices, Inc., as amended, filed as an exhibit to the Company's Quarterly Report on Form 10-Q (File No. 1-7819) for the quarterly period ended May 1, 2004 as filed with the Commission on May 18, 2004 and incorporated herein by reference. |
| 3.2 | By-Laws of Analog Devices, Inc., as amended, filed as an exhibit to the Company's Current Report on Form 8-K (File No. 1-7819), as filed with the Commission on December 13, 2004 and incorporated herein by reference. |
| 4.1 | Rights Agreement, dated as of March 18, 1998 between Analog Devices Inc. and BankBoston, N.A., as Rights Agent, filed as an exhibit to Analog Devices Inc.'s Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on March 19, 1998, as amended by Amendment No. 1 filed as an exhibit to the Company's Form 8-K/A (File No. 1-7819) as filed with the Commission on November 11, 1999 and incorporated herein by reference. |
| *10.1 | Analog Devices, Inc. Amended and Restated Deferred Compensation Plan, filed as an exhibit to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on February 9, 2005 and incorporated herein by reference. |
| *10.2 | 1998 Stock Option Plan of Analog Devices Inc., as amended, filed as an exhibit to the Company's Form 10-K for the fiscal year ended November 2, 2002 (File No. 1-7819) as filed with the Commission on January 29, 2003 and incorporated herein by reference. |
| *10.3 | Analog Devices BV (Ireland) Employee Stock Option Program, as amended, filed as an exhibit to the Company's Form 10-K for the fiscal year ended November 2, 2002 (File No. 1-7819) as filed with the Commission on January 29, 2003 and incorporated herein by reference. |
| *10.4 | Restated 1988 Stock Option Plan of Analog Devices, Inc., filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 1997 (File No. 1-7819) as filed with the Commission on June 17, 1997 and incorporated herein by reference. |
| *10.5 | 1991 Restricted Stock Plan of Analog Devices, Inc., filed as an exhibit to the Company's Form 10-K for the fiscal year ended November 2, 1996 (File No. 1-7819) as filed with the Commission on January 29, 1997 and incorporated herein by reference. |
| *10.6 | 1994 Director Option Plan of Analog Devices, Inc., as amended, filed as an exhibit to the Company's Form 10-K for the fiscal year ended November 2, 2002 (File No. 1-7819) as filed with the Commission on January 29, 2003 and incorporated herein by reference. |
| 10.7 | BCO Technologies plc Unapproved Share Option Scheme, filed as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-50092) as filed with the Commission on November 16, 2000 and incorporated herein by reference. |
| 10.8 | BCO Technologies plc Approved Share Option Scheme, filed as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-50092) as filed with the Commission on November 16, 2000 and incorporated herein by reference. |
| 10.9 | ChipLogic, Inc. Amended and Restated 1998 Stock Plan, filed as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-53314) as filed with the Commission on January 5, 2001 and incorporated herein by reference. |
| 10.10 | Staccato Systems, Inc. 1998 Stock Plan, filed as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-53828) as filed with the Commission on January 17, 2001 and incorporated herein by reference. |
| 10.11 | Various individual stock restriction and similar agreements between the registrant and employees thereof relating to ChipLogic, Inc., filed as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-57444) as filed with the Commission on March 22, 2001, as amended by Amendment No. 1 filed as an exhibit to the Company's Post-Effective Amendment to Registration Statement on Form S-8 (File No. 333-57444) as filed with the Commission on March 23, 2001 and incorporated herein by reference. |
| 10.12 | Analog Devices, Inc. 2001 Broad-Based Stock Option Plan, as amended, filed as an exhibit to the Company's Form 10-K for the fiscal year ended November 1, 2003 (File No. 1-7819) as filed with the Commission on January 29, 2003 and incorporated herein by reference. |

| Exhibit No. | Description |
|---|---|
| 10.13 | Amended and restated lease agreement dated May 1, 1992 between Analog Devices, Inc. and the trustees of Everett Street Trust relating to the premises at 3 Technology Way, Norwood, Massachusetts, filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended November 1, 1997 (File No. 1-7819) as filed with the Commission on January 28, 1998 and incorporated herein by reference. |
| 10.14 | Guaranty dated as of May 1, 1994 between Analog Devices, Inc. and Metropolitan Life Insurance Company relating to the premises at 3 Technology Way, Norwood, Massachusetts, filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 2000 (File No. 1-7819) as filed with the Commission on January 28, 2000 and incorporated herein by reference. |
| 10.15 | Letter Agreement dated as of May 18, 1994 between Analog Devices, Inc. and Metropolitan Life Insurance Company relating to the premises at 3 Technology Way, Norwood, Massachusetts, filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 2000 (File No. 1-7819) as filed with the Commission on January 28, 2000 and incorporated herein by reference. |
| 10.16 | Reimbursement Agreement dated May 18, 1992 between Analog Devices, Inc. and the trustees of Everett Street Trust, filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended November 1, 1997 (File No. 1-7819) as filed with the Commission on January 28, 1998 and incorporated herein by reference. |
| 10.17 | Lease agreement dated August 8, 1990 between Precision Monolithics, Inc. and Bourns, Inc. relating to the premises at 1525 Comstock Road, Santa Clara, California, filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended November 2, 2002 (File No. 1-7819) as filed with the Commission on January 28, 2002 and incorporated herein by reference. |
| 10.18 | Lease amendment dated May 1, 1996 to the Lease Agreement dated August 8, 1990 between Analog Devices, Inc. and Bourns, Inc., relating to premises located at 1525 Comstock Road, Santa Clara, California, filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended November 2, 2002 (File No. 1-7819) as filed with the Commission on January 28, 2002 and incorporated herein by reference. |
| *10.19 | Form of Employee Retention Agreement, as amended, filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended November 1, 1997 (File No. 1-7819) as filed with the Commission on January 28, 1998 and incorporated herein by reference. |
| *10.20 | Employee Change in Control Severance Policy of Analog Devices, Inc., as amended, filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended October 30, 1999 (File No. 1-7819) as filed with the Commission on January 28, 2000 and incorporated herein by reference. |
| *10.21 | Senior Management Change in Control Severance Policy of Analog Devices, Inc., as amended, filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended October 30, 1999 (File No. 1-7819) as filed with the Commission on January 28, 2000 and incorporated herein by reference. |
| *10.22 | Letter agreement between Analog Devices Inc. and Jerald G. Fishman dated June 21, 2000 relating to acceleration of stock options upon the occurrence of certain events, filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 2000 (File No. 1-7819) as filed with the Commission on January 26, 2001 and incorporated herein by reference. |
| 10.23 | Lease Agreement dated June 16, 1995 between Analog Devices, Inc. and Ferrari Brothers, relating to the premises at 610 Weddell Drive, Sunnyvale, California, filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended November 2, 2002 (File No. 1-7819) as filed with the Commission on January 28, 2002 and incorporated herein by reference. |
| 10.24 | Lease amendment dated March 1, 1996 to the Lease Agreement dated June 16, 1995 between Analog Devices, Inc. and Ferrari Brothers, relating to premises located at 610 Weddell Drive, Sunnyvale, California, filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended November 2, 2002 (File No. 1-7819) as filed with the Commission on January 28, 2002 and incorporated herein by reference. |

| Exhibit No. | Description |
|---|---|
| 10.25 | Lease amendment dated March 21, 2000 to the Lease Agreement dated June 16, 1995 between Analog Devices, Inc. and Ferrari Brothers, relating to premises located at 610 Weddell Drive, Sunnyvale, California, filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended November 2, 2002 (File No. 1-7819) as filed with the Commission on January 28, 2002 and incorporated herein by reference. |
| 10.26 | Lease Agreement dated February 8, 1996 between Analog Devices, Inc. and Massachusetts Institute of Technology, relating to premises located at 21 Osborn Street, Cambridge, Massachusetts, filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended November 3, 2001 (File No. 1-7819) as filed with the Commission on January 28, 2002 and incorporated herein by reference. |
| *10.27 | Trust Agreement for Deferred Compensation Plan dated as of October 1, 2003 between Analog Devices, Inc. and Fidelity Management Trust Company filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended November 1, 2003 (File No. 1-7819) as filed with the Commission on December 23, 2003 and incorporated herein by reference. |
| *10.28 | Fiscal 2005 Bonus Plan for U.S.-Based Employees filed as an exhibit to the Company's 10-Q for the quarter ended January 29, 2005, (File No. 1-7819) as filed with the Commission on February 15, 2005 and incorporated herein by reference. |
| *10.29 | Fiscal 2005 Bonus Plan for Europe-Based Employees filed as an exhibit to the Company's 10-Q for the quarter ended January 29, 2005, (File No. 1-7819) as filed with the Commission on February 15, 2005 and incorporated herein by reference. |
| *10.30 | Form of Stock Option Confirming Memorandum Grant of Non-Qualified Stock Option for executive officers, including Named Executive Officers, pursuant to the Analog Devices, Inc. 1998 Stock Option Plan, as amended, filed as an exhibit to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on October 20, 2004 and incorporated herein by reference. |
| *10.31 | Form of Stock Option Confirming Memorandum Grant of Non-Qualified Stock Option for directors pursuant to the Analog Devices, Inc. 1998 Stock Option Plan, as amended, filed as an exhibit to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on October 20, 2004 and incorporated herein by reference. |
| *10.32 | Employment agreement dated November 14, 2005 between Jerald G. Fishman and Analog Devices, Inc. filed as an exhibit to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on November 15, 2005 and incorporated herein by reference. |
| 14 | Analog Devices, Inc. Code of Business Conduct and Ethics, filed as an exhibit to the Company's Form 10-K for the fiscal year ended November 1, 2003 (File No. 1-7819) as filed with the Commission on January 29, 2003 and incorporated herein by reference. |
| †21 | Subsidiaries of the Company. |
| †23 | Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm |
| †31.1 | Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer). |
| †31.2 | Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer). |
| †32.1 | Certification Pursuant to 18 U.S.C. Section 1350 (Chief Executive Officer). |
| †32.2 | Certification Pursuant to 18 U.S.C. Section 1350 (Chief Financial Officer). |

† Filed Herewith.

* Management contracts and compensatory plan or arrangements required to be filed as an Exhibit pursuant to Item 15(b) of Form 10-K.

**EXHIBIT 21**

## SUBSIDIARIES

The following is a list of the Company's subsidiaries:

| | Organized Under Law of | Percentage of Voting Securities Owned by Registrant as of October 29, 2005 |
|---|---|---|
| Analog Devices Limited | United Kingdom | 100% |
| Analog Devices, GmbH | Germany | 100% |
| Analog Devices, SAS | France | 100% |
| Analog Devices, K.K. | Japan | 100% |
| Analog Devices APS | Denmark | 100% |
| Analog Devices Nederland, B.V. | The Netherlands | 100% |
| Analog Devices International, Inc. | Massachusetts | 100% |
| Analog Devices Israel, Ltd. | Israel | 100% |
| *Analog Devices A.B. | Sweden | 100% |
| Analog Devices SRL | Italy | 100% |
| Analog Devices, GMBH | Austria | 100% |
| Analog Devices Korea, Ltd. | Korea | 100% |
| Analog Devices, B.V. | The Netherlands | 100% |
| Analog Devices Holdings, B.V. | The Netherlands | 100% |
| Analog Research & Development Ltd. | Ireland | 100% |
| Analog Devices (Philippines), Inc. | The Philippines | 100% |
| Analog Devices Foundry Services, Inc. | Delaware | 100% |
| Analog Devices Asian Sales, Inc. | Delaware | 100% |
| Analog Devices Taiwan, Ltd. | Taiwan | 100% |
| Analog Devices Ireland, Ltd. | Ireland | 100% |
| Analog Devices Hong Kong, Ltd. | Hong Kong | 100% |
| Analog Devices Pty, Ltd. | Australia | 100% |
| Analog Devices India Private Limited | India | 100% |
| Analog Devices Gen. Trias, Inc. | The Philippines | 100% |
| Analog Devices International Financial Services Limited | Ireland | 100% |
| Analog Development (Israel) 1996 Ltd. | Israel | 100% |
| Analog Devices (China) Co. Ltd. | China | 100% |
| Analog Devices Canada, Ltd. | Canada | 100% |
| Analog Devices S.L. | Spain | 100% |
| Edinburgh Portable Compilers Limited | Scotland | 100% |
| ADI Micromachines, Inc. | Delaware | 100% |
| Analog Devices IMI, Inc. | California | 100% |
| Analog Devices ChipLogic, Inc. | California | 100% |
| Staccato Systems, Inc. | California | 100% |
| Analog Devices Australia Pty. Ltd. | Australia | 100% |
| ChipLogic India Private Limited | India | 100% |
| Analog Nominees Limited | Ireland | 100% |
| Analyzed Investments, Ltd. | Ireland | 100% |
| Analog/NCT Supply Ltd. | Delaware | 50% |
| Analog Devices Realty Holdings, Inc. | The Philippines | 40% |

* Also doing business as Analog Devices Aktiebolag, Suomen sivuliike

ANALOG DEVICES
One Technology Way
P. O. Box 9106
Norwood, MA 02062-9106

1-800-262-5643
www.analog.com

## Board of Directors

**Ray Stata**
Chairman of the Board
Analog Devices, Inc., Norwood, MA

**Jerald G. Fishman**
President and Chief Executive Officer
Analog Devices, Inc., Norwood, MA

**James A. Champy**
Vice President and Chairman of Consulting
Perot Systems Corporation, Plano, TX

**John L. Doyle**
Retired Executive Vice President
Hewlett-Packard Company, Palo Alto, CA

**John C. Hodgson**
Senior Vice President, and
Chief Customer Officer
E.I. DuPont de Nemours & Co., Inc.,
Wilmington, DE

**Christine King**
President and Chief Executive Officer
AMI Semiconductor, Inc., Pocatello, ID

**F. Grant Saviers**
Retired Chairman of the Board and
Chief Executive Officer
Adaptec, Inc., Milpitas, CA

**Paul J. Severino**
Private Investor, Founder and Former Chairman
Bay Networks, Inc., Boston, MA

**Kenton J. Sicchitano**
Retired Global Managing Partner
PricewaterhouseCoopers LLP, New York, NY

**Lester C. Thurow**
Professor of Management and Economics
Massachusetts Institute of Technology,
Cambridge, MA

## Corporate Officers

**Ray Stata**
Chairman of the Board

**Jerald G. Fishman**
President and Chief Executive Officer

**Samuel H. Fuller**
Vice President, Research and Development

**William N. Giudice**
Vice President and General Manager,
Micromachined Products Division

**Robert R. Marshall**
Vice President, Worldwide Manufacturing

**William A. Martin**
Treasurer

**Robert McAdam**
Vice President,
Analog Semiconductor Components

**Brian P. McAloon**
Vice President, DSP and Systems
Products Group

**Joseph E. McDonough**
Vice President, Finance, and
Chief Financial Officer

**Vincent Roche**
Vice President, Worldwide Sales

**Margaret K. Seif**
Vice President, General Counsel, and
Secretary

## Vice Presidents

Howard Cheng
Lewis W. Counts
Dennis Dempsey
Gerry Dundon
Kevin Greene
John Hassett
John Hussey
Christian Kermarrec
Dick Meaney
Mark Norton
Peter Oaklander
Keith Rutherford
Shozo Sugiguchi

## Fellows

Robert W. Adams
Woodrow S. Beckford
Derek Bowers
A. Paul Brokaw
Michael Coln
Lewis W. Counts
Lawrence DeVito
Denis Doyle
Paul Ferguson
Barrie Gilbert
Royal Gosser
Bill Hunt
Michael Judy
Josh Kablotsky
Christopher W. Mangelsdorf
John Memishian
Douglas A. Mercer
Frank M. Murden
Katsu Nakamura
Mohammad Nasser
Wyn Palmer
Carl M. Roberts
Brad W. Scharf
Larry Singer
David Smart
Jacob Steigerwald
Michael P. Timko
Michael G. Tuthill
James Wilson
Scott Wurcer

### Legal Counsel
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street, Boston, MA 02109

### Independent Auditors
Ernst & Young LLP
200 Clarendon Street Boston, MA 02116

### Transfer Agent
Computershare Trust, N.A.
P.O. Box 7802, Edison, NJ 08818-7802
(877) 282-1168 ( Outside USA)
(732) 491-0782 (USA)
www.computershare.com

### Annual Meeting
Analog Devices will hold its Annual Shareholders' Meeting at 10:00 a.m. Tuesday, March 14, 2006, at Babson College, Sorenson Center for the Arts
231 Forest Street, Babson Park, MA 02457

### Stock Trading
Analog Devices' common stock is traded on the New York Stock Exchange under the symbol ADI.

### Sales Offices
Analog Devices serves its customers through direct sales offices throughout the United States and in Austria, Belgium, China, Denmark, Finland, France, Germany, Hong Kong, India, Israel, Italy, Japan, Korea, the Netherlands, Singapore, Sweden, Taiwan, and the United Kingdom; and more than fifty offices of representatives throughout the United States and around the world. The company has European Headquarters in Munich, Germany; Japanese Headquarters in Tokyo, Japan; and Southeast Asian Headquarters in Shanghai, PRC. Analog Devices products are also sold through third-party distributors.

### Manufacturing Facilities
Analog Devices operates manufacturing facilities in Cambridge, Norwood, and Wilmington, MA; Sunnyvale, CA; Greensboro, NC; Ireland; and the Philippines.

### Shareholder Inquiries
Shareholders of record should contact Analog Devices' transfer agent regarding any changes in address, transfer of stock, or account consolidation.

### Other Information
To obtain a free copy of the 2005 Annual Report on Form 10-K, Corporate Governance Guidelines, Code of Business Conduct and Ethics, or additional information, visit ADI's home page at www.analog.com or write to: Analog Devices, Inc., Maria Tagliaferro, Director of Corporate Communications,
One Technology Way,
PO Box 9106, Norwood, MA 02062-9106.

Analog Devices, Inc. submitted its Annual CEO certification for 2005 to the New York Stock Exchange on April 1, 2005.
The Analog Devices, Inc. logo & Blackfin logo are registered trademarks of Analog Devices, Inc.


AD852J
D/A CONVERTER

ANALOG DEVICES

One Technology Way
P.O. Box 9106
Norwood, MA 02062-9106

1-800-262-5643
www.analog.com